EXHIBIT 99.1
THIRD QUARTER INTERIM REPORT 2005

CONTENTS

1	Letter to Shareholders

3	Consolidated Financial Statements

7	Notes to the Consolidated Financial Statements

17	Management’s Discussion and Analysis

57	Corporate Information

TO OUR SHAREHOLDERS
All dollar amounts in this report are in U.S. dollars unless otherwise noted.
FINANCIAL HIGHLIGHTS
■	For the three months ended September 30, 2005, the Company reported net income of US$16.8 million or US$0.28 per share, compared to a net income of US$26.2 million or US$0.44 per share for the same period last year. Net income for the nine months ended September 30, 2005 was US$40.6 million or US$0.68 per share, compared to net income of US$43.0 million or US$0.72 per share for the same period last year.

■	Trizec Canada’s net income for the three months and nine months ended September 30, 2005 reflects its approximate 38% interest in the net income of Trizec Properties, Inc. The decrease in net income for the third quarter of 2005 compared to the same period last year is primarily attributable to a decrease in the Company’s share of earnings of Trizec Properties. This decrease was the result of reduced operating income caused by sales of income producing properties by Trizec Properties over the past year. The comparative third quarter 2004 results also included the positive impact of the partial reversal of a provision for loss on discontinued real estate.
RECENT DEVELOPMENTS
■	Consistent with one of the principal objectives of the May 2002 Plan of Arrangement of creating economic equivalence between a Trizec Properties and a Trizec Canada share, Trizec Canada has paid the same quarterly dividend to its shareholders as Trizec Properties has paid. Trizec Canada also expects, following August 15, 2007, to deliver one share of Trizec Properties common stock for each Trizec Canada share tendered for redemption.

■	Trizec Canada has completed the monetization of its various assets, other than its shares in Trizec Properties, resulting in the Company presently holding net other assets of $149.4 million. This exceeds the amount originally anticipated under the Plan. The Company continues to manage its liabilities, including taxes exigible in

TRIZEC CANADA THIRD QUARTER 2005	1

connection with its historic operating activities and transactions. The Company anticipates that shareholders holding a significant number of the Company’s shares will elect to redeem their shares commencing in August 2007; however, it is unlikely that notices of assessment and clearance certificates in respect of the relevant tax years will have been received by that time. Accordingly, the Company is exploring various alternatives to ensure that the Company maintains sufficient resources until such time as all of its liabilities are discharged and that all shareholders are treated fairly and equitably when redeeming their shares. Alternatives being considered include a holdback of some of the Company’s net other assets until such time as all of its liabilities are satisfied. For more information in this regard, please refer to Trizec Canada’s third quarter MD&A contained in this Interim Report.
November 9, 2005

TRIZEC CANADA THIRD QUARTER 2005	2

CONSOLIDATED BALANCE SHEETS

		September 30	December 31
(US$ millions) (unaudited)	Note	2005	2004

Assets

Current assets
Cash and cash equivalents		$71.8	56.0
Restricted cash		7.7	7.9
Other assets	3	19.1	19.6

		98.6	83.5
Investment in Trizec Properties, Inc.	4	772.6	761.7
Investments and other assets	5	399.3	435.0
Future income taxes		112.4	103.8

		$1,382.9	1,384.0

Liabilities

Current liabilities

Accounts payable and accrued liabilities	6	$28.2	31.3

Exchangeable debentures
Carrying amount		880.2	733.9
Deferred amount		10.7	157.0

		890.9	890.9

		919.1	922.2
Shareholders’ Equity	8	463.8	461.8

		$1,382.9	1,384.0

See accompanying notes to the interim consolidated financial statements.

TRIZEC CANADA THIRD QUARTER 2005	3	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

		3 Months	3 Months	9 Months	9 Months
		Ended	Ended	Ended	Ended
		Sept 30	Sept. 30	Sept. 30	Sept. 30
(US$ millions, except per share amounts) (unaudited)	Note	2005	2004	2005	2004
			(Restated Note 2)		(Restated Note 2)
Share of earnings of Trizec Properties	4	$4.3	11.2	21.9	12.1

Expenses and other income
General and administrative expense		(4.0)	(1.9)	(8.7)	(5.7)
Exchangeable debentures interest expense, net		(4.8)	(4.8)	(11.0)	(11.0)
Interest and other income		1.3	3.3	3.9	6.8
Dilution gains	4	2.1	—	5.8	—
Foreign exchange gains, net	8	7.5	4.6	4.5	12.3
Gain on sale of property		—	—	—	1.1
Interest expense		—	—	—	(0.5)

Income before taxes and discontinued operations		6.4	12.4	16.4	15.1

Income and other corporate taxes	9	0.4	(2.4)	1.4	36.6

Income from continuing operations		6.8	10.0	17.8	51.7
Discontinued operations — Share of earnings of Trizec
Properties	4	10.0	16.2	22.8	(8.7)

Net income		$16.8	26.2	40.6	43.0

Income per share	10
Basic and diluted
Continuing operations		$0.11	0.17	0.30	0.86

Discontinued operations		$0.17	0.27	0.38	(0.14)

Net income		$0.28	0.44	0.68	0.72

See accompanying notes to the interim consolidated financial statements.

TRIZEC CANADA THIRD QUARTER 2005	4	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the nine months ended September 30
(US$ millions) (unaudited)	2005	2004

Retained Earnings (Deficit), beginning of period	$37.8	(5.4)
Net income	40.6	43.0
Dividends	(36.0)	(36.0)

Retained Earnings, end of period	$42.4	1.6

See accompanying notes to the interim consolidated financial statements.

TRIZEC CANADA THIRD QUARTER 2005	5	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
(US$ millions) (unaudited)	2005	2004	2005	2004
		(Restated Note 2)		(Restated Note 2)
Cash flow from (applied to)

Operating Activities
Net income	$16.8	26.2	40.6	43.0
Adjustments to reconcile net income to total operating cash flows:
Share of earnings of Trizec Properties (less dividends)	(1.1)	(12.8)	(5.1)	36.5
Dilution gains	(2.1)	—	(5.8)	—
Foreign exchange (gains), net	(7.5)	(4.6)	(4.5)	(12.3)
Future income taxes	(1.8)	0.6	(4.8)	(4.8)
Amortization of deferred financing costs	0.2	—	0.5	0.7
Gain on sale of property	—	—	—	(1.1)
Net change in working capital	(2.6)	(0.2)	(0.9)	18.1

Total operating cash flows	1.9	9.2	20.0	80.1

Financing Activities
Dividends paid	(12.0)	(12.0)	(36.0)	(36.0)

Total financing cash flows	(12.0)	(12.0)	(36.0)	(36.0)

Investing Activities
Purchase of marketable securities	—	(13.4)	—	(112.8)
Maturities of marketable securities	7.3	—	26.6	—
Decrease in other investments	1.2	—	5.0	—
Change in restricted cash	(0.1)	2.2	0.2	10.2

Total investing cash flows	8.4	(11.2)	31.8	(102.6)

Increase (decrease) in cash and cash equivalents	(1.7)	(14.0)	15.8	(58.5)
Cash and cash equivalents, beginning of the period	73.5	59.4	56.0	103.9

Cash and cash equivalents, end of the period	$71.8	45.4	71.8	45.4

Supplementary cash flow disclosures
Cash paid during the period for
Exchangeable debenture interest	$(9.2)	(9.2)	(18.4)	(18.4)
Taxes	$(0.1)	(0.2)	(1.6)	(0.8)

See accompanying notes to the interim consolidated financial statements.

TRIZEC CANADA THIRD QUARTER 2005	6	FINANCIAL STATEMENTS

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2005 and 2004
(tabular amounts in US$ millions, except per share amounts) (unaudited)
Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) is primarily engaged in the U.S. real estate business through its approximately 38% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or REIT, and one of the largest owners and managers of commercial property in the United States. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. The accounting policies and methods of their application are consistent with those used in the December 31, 2004 consolidated financial statements of Trizec Canada. For further information, see Trizec Canada’s consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2004.
1. PLAN OF ARRANGEMENT AND BASIS OF PRESENTATION
Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation (“TrizecHahn”) completed a Plan of Arrangement (“the Arrangement”) under the Business Corporations Act (Ontario) that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded REIT. As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada.
Trizec Canada indirectly owns approximately 38% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. The Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (see Notes 2 and 4).
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.
Certain comparative figures have been reclassified to conform to the current year’s presentation.

TRIZEC CANADA THIRD QUARTER 2005	7	NOTES TO THE FINANCIAL STATEMENTS

2. ACCOUNTING CHANGE
The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline Number 15 (“AcG-15”) on the consolidation of variable interest entities (“VIEs”). The guideline applies to annual and interim periods beginning on or after November 1, 2004. VIEs include, amongst others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based on certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the Corporation is determined to be the primary beneficiary will it consolidate the VIE.
During 2004, the Corporation adopted the provisions of AcG-15 on a retroactive basis with restatement of prior periods. In applying the provisions of AcG-15, the Corporation has determined that Trizec Properties is a VIE and the Corporation is not its primary beneficiary. As such, the Corporation has changed its method of accounting for its investment in Trizec Properties from the consolidation method to the equity method of accounting.
The adoption of the guideline has resulted in the following changes to Trizec Canada’s comparative consolidated statements of income and consolidated statements of cash flows for the three and nine months ended September 30, 2004. In addition, the consolidated statement of income reflects an adjustment to discontinued operations for properties designated as held for sale during 2005 and 2004.

		Deconsolidation
Statement of Income		of Trizec	Discontinued
For the three months ended September 30, 2004	As reported	Properties	Operations	As restated

Rental revenue	$198.6	(198.6)	—	—
Share of earnings of Trizec Properties	—	12.7	(1.5)	11.2

Property operating expenses	(83.8)	83.8	—	—
General and administrative expense	(15.9)	14.0	—	(1.9)
Exchangeable debentures interest expense, net	(4.8)	—	—	(4.8)
Interest and other income	4.7	(1.4)	—	3.3
Foreign exchange gains, net	4.6	—	—	4.6
Interest expense	(43.7)	43.7	—	—
Depreciation expense	(40.8)	40.8	—	—
Loss on early retirement of debt, net	(3.3)	3.3	—	—
Derivative loss	(1.2)	1.2	—	—

Income before taxes and non-controlling interests	14.4	(0.5)	(1.5)	12.4
Income and other corporate taxes	(1.4)	(1.0)	—	(2.4)
Non-controlling interests	(1.5)	1.5	—	—

Income from continuing operations	11.5	—	(1.5)	10.0
Discontinued operations	14.7	—	1.5	16.2

Net Income	$26.2	—	—	26.2

TRIZEC CANADA THIRD QUARTER 2005	8	NOTES TO THE FINANCIAL STATEMENTS

		Deconsolidation
Statement of Income		of Trizec	Discontinued
For the nine months ended September 30, 2004	As reported	Properties	Operations	As restated

Rental revenue	$581.5	(581.5)	—	—
Share of earnings of Trizec Properties	—	15.7	(3.6)	12.1

Property operating expenses	(248.7)	248.7	—	—
General and administrative expense	(33.0)	27.3	—	(5.7)
Exchangeable debentures interest expense, net	(11.0)	—	—	(11.0)
Interest and other income	10.4	(3.6)	—	6.8
Foreign exchange gains, net	15.6	(3.3)	—	12.3
Interest expense	(124.2)	123.7	—	(0.5)
Depreciation expense	(114.2)	114.2	—	—
Gain on sale of properties	6.8	(5.7)	—	1.1
Provision for losses on properties	(25.2)	25.2	—	—
Recovery on insurance claims	0.7	(0.7)	—	—
Loss on early retirement of debt, net	(9.3)	9.3	—	—
Derivative loss	(2.7)	2.7	—	—

Income before taxes and non-controlling interests	46.7	(28.0)	(3.6)	15.1
Income and other corporate taxes	28.1	8.5	—	36.6
Non-controlling interests	(19.9)	19.9	—	—

Income from continuing operations	54.9	0.4	(3.6)	51.7
Discontinued operations	(13.4)	1.1	3.6	(8.7)

Net income	$41.5	1.5	—	43.0

		Deconsolidation
Statement of Cash Flows		of Trizec
For the three months ended September 30, 2004	As reported	Properties	As restated

Cash flow from (applied to)
Operating activities	$83.5	(74.3)	9.2
Financial activities	13.7	(25.7)	(12.0)
Investing activities	(208.4)	197.2	(11.2)

Decrease in cash and cash equivalents	$(111.2)	97.2	(14.0)

		Deconsolidation
Statement of Cash Flows		of Trizec
For the nine months ended September 30, 2004	As reported	Properties	As restated

Cash flow from (applied to)
Operating activities	$228.9	(148.8)	80.1
Financial activities	(273.4)	237.4	(36.0)
Investing activities	(67.8)	(34.8)	(102.6)

Decrease in cash and cash equivalents	$(112.3)	53.8	(58.5)

TRIZEC CANADA THIRD QUARTER 2005	9	NOTES TO THE FINANCIAL STATEMENTS

In addition, Trizec Properties determined that the Hollywood & Highland Hotel was a VIE, and Trizec Properties was the primary beneficiary. As a result, Trizec Properties consolidated the Hollywood & Highland Hotel at December 31, 2003. The impact of the consolidation of the Hollywood & Highland Hotel on the consolidated financial statements of Trizec Canada was to increase the deficit at the beginning of the year ended December 31, 2004 by $1.5 million and to increase net income and discontinued operations for the nine months ended September 30, 2004 by $1.5 million.
3. OTHER ASSETS

	September 30	December 31
	2005	2004

Dividends receivable from Trizec Properties	$13.3	13.8
Other receivables, net	5.3	5.3
Prepaid expenses and other assets	0.5	0.5

	$19.1	19.6

4. INVESTMENT IN TRIZEC PROPERTIES, INC.

Investment in Trizec Properties, Inc.
December 31, 2004	$761.7
Share of earnings of Trizec Properties	44.7
Dilution gains	5.8
Dividends from Trizec Properties	(39.6)

September 30, 2005	$772.6

A summary of financial information of Trizec Properties, prepared in accordance with Canadian GAAP, is as follows:

Balance Sheets	September 30	December 31
	2005	2004

Properties	$4,494.4	4,200.1
Cash and short-term investments	15.3	194.3
Restricted cash	131.6	116.9
Other assets	463.3	372.2

	$5,104.6	4,883.5

Long-term debt	$2,729.5	2,639.4
Other liabilities	361.2	310.2
Shareholders’ equity	2,013.9	1,933.9

	$5,104.6	4,883.5

TRIZEC CANADA THIRD QUARTER 2005	10	NOTES TO THE FINANCIAL STATEMENTS

Results of Operations

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	September 30	September 30	September 30	September 30
	2005	2004	2005	2004

Rental income	$113.3	107.7	332.0	310.5
Income from continuing operations	9.9	10.7	51.8	28.3
Discontinued operations	25.8	40.6	58.7	(22.4)
Net income	35.7	51.3	110.5	5.9

Trizec Canada’s investment in Trizec Properties is comprised of the following:

	September 30, 2005		December 31, 2004
	number held	% of outstanding	number held	% of outstanding

Shares of Common stock	59,922,379	38%	59,922,379	39%
Shares of Class F Convertible stock	100,000	100%	100,000	100%
Special Voting Stock	100	100%	100	100%
Warrants to purchase Common stock	905,042	53%	905,042	38%

Common Stock
Trizec Properties’ common stock trades on the New York Stock Exchange under the symbol TRZ. During the nine months ended September 30, 2005, Trizec Properties declared dividends totalling US $0.60 per common share (2004 – US $0.60). Trizec Canada’s share totalled approximately $36.0 million (2004 — $36.0 million). The 2004 and 2003 fourth quarter dividends of $12.0 million were paid in January 2005 and January 2004, respectively.
During the three and nine months ended September 30, 2005, the Corporation recorded dilution gains in the amount of $2.1 million and $5.8 million, respectively from the issuance of common stock by Trizec Properties.
Class F Convertible Stock
The Class F Convertible Stock held by Trizec Canada Inc. is non-voting and entitled to cumulative dividends at a fixed rate per annum of $0.05 per share, redeemable at Trizec Properties’ option or Trizec Canada’s option after the expiration of the conversion period for $1.00 per share plus unpaid declared dividends, and convertible at the holder’s option only upon the occurrence of certain defined events during a defined conversion period into a number of shares of common stock based on a defined formula.
During the first quarter of 2005, Trizec Properties declared dividends totalling $5 thousand to Trizec Canada (2004 — $5 thousand).
Special Voting Stock
The 100 shares of Special Voting Stock have special voting rights that give Trizec Canada, when aggregated with the voting rights pursuant to ownership of common stock, a majority of votes in elections of directors to the Board of Directors of Trizec Properties at any time prior to January 1, 2008, so long as Trizec Canada Inc. holds at least 5% of Trizec Properties common stock. Thereafter, the Special Voting Stock are non-voting. In addition, for a defined period after the effective date of the Arrangement, this stock will entitle the holder to cash dividends that reflect principally non-Canadian withholding taxes, payable in respect of common stock dividends and special voting stock dividends paid to Trizec Canada.

TRIZEC CANADA THIRD QUARTER 2005	11	NOTES TO THE FINANCIAL STATEMENTS

During the nine months ended September 30, 2005, Trizec Properties declared and accrued dividends totalling approximately $3.6 million to Trizec Canada (2004 — $3.9 million).
Warrants
The Corporation holds 905,042 (December 31, 2004 — 905,042) warrants, each to purchase a share of Trizec Properties common stock at a weighted average price of $15.67 per share. As at September 30, 2005, the warrants have a weighted average number of years remaining before expiration of 2.1 years.
Related party transactions
In connection with the Arrangement, the Corporation agreed to provide services to and receive services from Trizec Properties. During the nine months ended September 30, 2005 the Corporation charged $0.5 million (2004 — $1.1 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $0.4 million (2004 — $0.4 million). The Corporation and Trizec Properties continue to provide certain services to each other under the terms of the Arrangement.
On October 9, 2003, the Corporation contributed approximately $4.0 million to Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contribution at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.
5. INVESTMENTS AND OTHER ASSETS

	September 30	December 31
	2005	2004

Marketable securities (market value at September 30, 2005 — approximately $80.1 million; December 31, 2004 — approximately $106.3 million)	$80.1	106.1
Notes receivable and mortgages	22.9	32.1
Deferred financing costs	10.1	10.6
Investment in Barrick — at cost	286.2	286.2

	$399.3	435.0

Marketable securities include $27.6 million (C$32.1 million) denominated in Canadian dollars.
At September 30, 2005, notes receivable and mortgages include a vendor take back note, in the amount of $22.9 million (December 31, 2004 — $27.1 million), which is denominated in Euros (€19.0 million at September 30, 2005 and €20.0 million at December 31, 2004). During the nine months ended September 30, 2005, the Corporation recorded interest income from the note receivable in the amount of approximately $0.5 million (2004 — $0.5 million).

TRIZEC CANADA THIRD QUARTER 2005	12	NOTES TO THE FINANCIAL STATEMENTS

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30	December 31
	2005	2004

Accrued interest expense	$2.0	6.6
Other accrued liabilities	17.7	17.6
Taxes payable	8.5	7.1

	$28.2	31.3

7. LINE OF CREDIT
Trizec Canada has a revolving credit facility of $10 million secured by six million shares of Trizec Properties common stock. The line has no significant financial covenants, and no amounts were drawn and outstanding at September 30, 2005 or December 31, 2004.
8. SHAREHOLDERS’ EQUITY

	September 30	December 31
	2005	2004

Share capital	$376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	42.4	37.8

	$463.8	461.8

a. Share capital
At September 30, 2005 and December 31, 2004, the authorized share capital of the Corporation consisted of:
•	an unlimited number of subordinate voting shares without par value, carrying one vote per share; and

•	7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate.
b. Right of redemption
Holders of the subordinate voting shares and the multiple voting shares have a right to require the Corporation to redeem all or part of the shares held by such holder upon payment of the retraction price for each such share. The retraction price until August 15, 2007 will be equal to the least of: (i) 95% of the arithmetic average of the closing price for the subordinate voting shares on the TSX for the 10-day trading period following the retraction pricing date; (ii) the price at which the last board lot of the Corporation’s subordinate voting shares traded on the TSX on the retraction pricing date; and (iii) the per share after-tax net asset value of the Corporation as set out in the next net asset value notice published following the applicable retraction pricing date. The retraction price subsequent to August 15, 2007 will be the per share after-tax net asset value of the Corporation.

TRIZEC CANADA THIRD QUARTER 2005	13	NOTES TO THE FINANCIAL STATEMENTS

c. Issued and outstanding share capital
The number of shares issued and outstanding (in millions) was as follows:

	Voting Shares
	Subordinate	Multiple	Total	Amount

September 30, 2005 and December 31, 2004	52.4	7.5	59.9	$376.5

d. Foreign exchange gains, net
The following amounts have been recorded in the consolidated statements of income:

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2005	2004	2005	2004

Foreign exchange translation gains on monetary assets and liabilities denominated in Canadian dollars and European currencies	$7.5	4.6	1.9	6.2

Recognition of historical foreign currency translation adjustments resulting from reductions of net investments in Canada and Europe	—	—	2.6	6.1

	$7.5	4.6	4.5	12.3

During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.
During the first quarter of 2005, Trizec Canada recognized a portion of the historic European foreign currency translation gain in the amount of $2.6 million as a result of the repatriation of certain invested capital. During the first quarter of 2004, as a result of the repatriation of invested capital, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $6.1 million.

TRIZEC CANADA THIRD QUARTER 2005	14	NOTES TO THE FINANCIAL STATEMENTS

9. INCOME AND OTHER CORPORATE TAXES
The provision for income and other corporate taxes is as follows:

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept. 30	Sept 30	Sept. 30	Sept. 30
	2005	2004	2005	2004

Recovery (Expense)
Income taxes
Current
— withholding taxes on REIT distributions	$(1.3)	(1.7)	(3.7)	31.9
— other	(0.1)	(0.1)	0.3	(0.1)
Future
— operations and sales	1.8	(0.6)	4.8	4.8

	$0.4	(2.4)	1.4	36.6

During the second quarter of 2004, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount was credited to the consolidated statement of income for the nine months ended September 30, 2004.
10. PER SHARE AMOUNTS
The following table sets forth the computation of basic and diluted income per share amounts.

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2005	2004	2005	2004

Numerator:
Income from continuing operations	$6.8	10.0	17.8	51.7
Discontinued operations	10.0	16.2	22.8	(8.7)
Net income	16.8	26.2	40.6	43.0

Denominator for income per share (in millions):
Weighted average shares outstanding	59.9	59.9	59.9	59.9
Impact of dilutive potential shares resulting from share purchase options	—	—	—	—

Denominator for diluted per share amounts	59.9	59.9	59.9	59.9

Income per share
Basic and diluted Continuing operations	$0.11	0.17	0.30	0.86
Discontinued operations	0.17	0.27	0.38	(0.14)
Net income	0.28	0.44	0.68	0.72

None of the 0.8 million share purchase options outstanding at September 30, 2005 and 2004, had a dilutive effect on the per share amounts presented.

TRIZEC CANADA THIRD QUARTER 2005	15	NOTES TO THE FINANCIAL STATEMENTS

11. SHARE-BASED COMPENSATION ARRANGEMENTS
a. Share purchase options
The following summarizes the outstanding Trizec Canada share purchase options at September 30, 2005:

millions of options

Outstanding at beginning and end of period
Weighted average price C$24.33	0.8

Exercisable at end of period consists of
Price range C$22.75 — C$24.29, weighted average price of C$23.74	0.4
Price range C$24.40 — C$28.62, weighted average price of C$25.01	0.4

Weighted average price of C$24.33	0.8

b. Stock-based compensation
The pro forma cost of compensation awards as if the fair value method had been used for stock options granted during 2002 by the Corporation for the three-month and nine-month period ended September 30, 2005 would be $0.1 million and $0.3 million, respectively (September 30, 2004 — $0.1 million and $0.3 million, respectively). This would result in a pro forma net income of $16.7 million and $40.3 million or $0.28 and $0.67 per share, respectively (September 30, 2004 — net income of $26.1 million and $42.7 million or $0.44 and $0.71 per share, respectively). This compares with net income per share, as reported, of $0.28 and $0.68 (September 30, 2004 — $0.44 and $0.72). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.
12. CONTINGENCIES
The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at September 30, 2005 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.
In addition, the Corporation has also provided certain indemnifications related to the sale during 2003 of its interest in TriGranit and a certain TriStannifer Developments’ property. The maximum amounts from these indemnifications cannot be reasonably estimated at this time.

TRIZEC CANADA THIRD QUARTER 2005	16	NOTES TO THE FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the 2004 Annual Consolidated Financial Statements and the September 30, 2005 Interim Consolidated Financial Statements of Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) and the notes thereto. The information in this document is provided as of November 9, 2005.
Unless otherwise specified, all dollar amounts are expressed in United States dollars and references to “$” are to United States dollars. References to “C$” are to Canadian dollars. For periods prior to May 8, 2002, references to the “Corporation” or “Trizec Canada” refer to TrizecHahn Corporation (“TrizecHahn”), which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002.
Additional information relating to the Corporation for the nine months ended September 30, 2005, filed with applicable Canadian securities regulators, may be accessed at www.sedar.com.
FORWARD-LOOKING STATEMENTS
Certain statements in the following MD&A contain forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are:
•	changes in national and local economic conditions, including those economic conditions in Trizec Properties’ seven core markets;

•	the extent, duration and strength of any economic recovery in the United States;

•	Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space;

•	the extent of any bankruptcies and insolvencies of Trizec Properties’ tenants;

•	Trizec Properties’ ability to sell its non-core office properties in a timely manner;

•	Trizec Properties’ ability to acquire office properties selectively in its core markets;

•	Trizec Properties’ ability to maintain real estate investment trust (“REIT”) qualification and changes to U.S. tax laws that affect REITs;

•	Canadian tax laws that affect treatment of investment in U.S. real estate companies;

•	the competitive environment in which Trizec Properties operates;

•	the cost and availability of debt and equity financing to Trizec Properties;

•	the effect of any impairment charges associated with changes in market conditions;

•	Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts;

•	other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the SEC;

•	future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities;

•	Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment;

•	Trizec Properties’ ability to complete current and future development projects on time and on schedule;

•	the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes;

TRIZEC CANADA INC.	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	market conditions in existence at the time it sells assets;

•	the possibility of change in law adverse to Trizec Canada; and

•	joint venture and partnership risks.
Such factors also include those set forth in more detail in the Risk Factors section in Trizec Canada’s Annual Information Form dated March 22, 2005.
OVERVIEW
Trizec Canada is primarily engaged in the U.S. real estate business through its indirect approximately 38% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or “REIT”. Trizec Properties is one of the largest owners and managers of commercial property in the United States, with owned interests in and management at September 30, 2005 of 52 U.S. office properties containing approximately 37.3 million square feet, or approximately 33.8 million square feet based upon Trizec Properties’ pro rata ownership interests. Its office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.
Discussion of the Corporation’s business that is conducted through Trizec Properties has been presented separately and is analyzed and explained under the caption “INVESTMENT IN TRIZEC PROPERTIES, INC.” This discussion reflects the results of Trizec Properties’ entire operations and is not limited to Trizec Canada’s economic interest. Other sections of the MD&A analyze and explain the portion of the business conducted by Trizec Canada directly and through its consolidated subsidiaries. Unless otherwise indicated, references to Trizec Canada or the Corporation includes Trizec Canada and its consolidated subsidiaries.
In addition to its involvement in the U.S. real estate business, Trizec Canada holds and manages cash, marketable securities and other assets. Additionally, the Corporation continues to manage its liabilities, including taxes exigible in connection with its historic operating activities and transactions. The Corporation expects that shareholders holding a significant number of the Corporation’s shares may elect to redeem their shares commencing in August 2007; however, it is unlikely that notices of assessment and clearance certificates in respect of the relevant tax years will have been received by that time. Accordingly, the Corporation is exploring various alternatives to ensure that the Corporation maintains sufficient resources until such time as all of its liabilities are discharged or otherwise provided for and that all shareholders are treated fairly and equitably in connection with redemptions. Alternatives being considered include a holdback, prior to August 2007, of some of the Corporation’s net other assets until such time as all of its liabilities are satisfied. See “LIQUIDITY AND CAPITAL STRUCTURE – Redemption of shares” for further comments in this regard.
Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC.SV. Shares of Trizec Properties common stock trade on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-Q for the nine months ended September 30, 2005, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on November 2, 2005. The Corporation’s financial disclosure, where applicable, is consistent with that of Trizec Properties. Trizec Properties’ Form 10-Q does not form part of this MD&A.
CRITICAL ACCOUNTING ESTIMATES
The discussion and analysis of Trizec Canada’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of these financial statements requires the Corporation to make estimates and judgements that affect the reported amounts of assets and liabilities,

TRIZEC CANADA INC.	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec Canada’s significant accounting policies, see Note 1 in the notes to the December 31, 2004 consolidated financial statements. The critical accounting estimates used in the preparation of Trizec Canada’s interim consolidated financial statements are described in more detail in the Corporation’s annual MD&A for the year ended December 31, 2004.
FINANCIAL POSITION
The following presents the financial position of the Corporation as at September 30, 2005 and December 31, 2004.

	September 30	December 31
(US$ millions) (unaudited)	2005	2004

Assets

Current assets
Cash and cash equivalents	$71.8	56.0
Restricted cash	7.7	7.9
Other assets	19.1	19.6

	98.6	83.5
Investment in Trizec Properties, Inc.	772.6	761.7
Investments and other assets	399.3	435.0
Future income taxes	112.4	103.8

	$1,382.9	1,384.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$28.2	31.3

Exchangeable debentures
Carrying amount	880.2	733.9
Deferred amount	10.7	157.0

	890.9	890.9

	919.1	922.2

Shareholders’ Equity
Share capital	376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	42.4	37.8

	463.8	461.8

	$1,382.9	1,384.0

TRIZEC CANADA INC.	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash and cash equivalents
Cash and cash equivalents increased by approximately $15.8 million to $71.8 million as at September 30, 2005 as compared with $56.0 million as at December 31, 2004. The increase in cash primarily reflects the impact of maturities of certain marketable securities held by Trizec Canada at December 31, 2004, partially offset by the payment of general and administrative expenses and exchangeable debenture interest for the nine month period ended September 30, 2005.
Trizec Canada’s cash and cash equivalents at September 30, 2005 of $71.8 million includes $58.3 million denominated in U.S dollars and $13.5 million (C$15.7 million) denominated in Canadian dollars. The allocation between currencies has been made to coincide with future anticipated cash requirements.
Investment in Trizec Properties, Inc.
Trizec Canada owns approximately 38% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding subordinate voting share and multiple voting share of Trizec Canada. In addition, Trizec Canada owns all of the outstanding shares of Trizec Properties special stock and Trizec Properties class F convertible stock.
The shares of Trizec Properties special stock enable the Corporation to cast a majority of the votes in elections of the Trizec Properties board of directors taking place prior to January 1, 2008. After January 1, 2008, the shares of Trizec Properties special stock become non-voting. The shares of Trizec Properties special stock also entitle the Corporation, until November 2007, to cash dividends equal, on an after-tax basis, to non-Canadian taxes payable by Trizec Canada in respect of any dividends paid to them by Trizec Properties. After the first date on which no taxing authority can make a further determination that Trizec Canada is liable for non-Canadian taxes in respect of dividends paid on shares of Trizec Properties special stock or common stock, the shares of Trizec Properties special stock may be redeemed at the option of the Corporation or Trizec Properties for an aggregate redemption price of $0.1 million, plus any declared but unpaid dividends.
The shares of Trizec Properties class F convertible stock are non-voting and are convertible into shares of Trizec Properties common stock so that Trizec Canada will not bear a disproportionate share of tax costs if tax pursuant to the United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) is payable in connection with certain transactions or events involving the Corporation’s interest in Trizec Properties stock. After the conversion rights expire, the class F convertible stock is redeemable at the option of the Corporation or Trizec Properties for an aggregate redemption price of $0.1 million, plus any declared but unpaid dividends.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting whereby the Corporation’s share (approximately 38%) of the net assets of Trizec Properties is presented on the Corporation’s balance sheet under the caption “Investment in Trizec Properties, Inc.” (see “ACCOUNTING CHANGE”). The Corporation’s investment is adjusted for its share of net income or losses and changes in shareholders’ equity, less dividends received on the shares of common stock, special stock and class F convertible stock of Trizec Properties. As such, the value of Trizec Canada’s investment in Trizec Properties is dependent upon the operations, capital transactions and dividend policy of Trizec Properties. Dilution gains and losses are also recognized to the extent Trizec Canada’s interest is reduced.
The per share quarterly dividend paid by Trizec Canada was the same as the per share dividend paid by Trizec Properties on its common stock.

TRIZEC CANADA INC.	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Investments and other assets
Trizec Canada’s investments and other assets at September 30, 2005 are comprised of an investment in common shares of Barrick Gold Corporation (“Barrick”), accounted for by the cost method, in the amount of approximately $286.2 million, deferred financing charges related to the Corporation’s three series of outstanding exchangeable debentures in the amount of approximately $10.1 million, marketable securities in the amount of approximately $80.1 million and certain other receivables from the monetization of European assets in the amount of approximately $22.9 million (€ 19.0 million).
The 30,229,558 common shares of Barrick owned by the Corporation are pledged as collateral for the full satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof. The deferred financing charges are being amortized to income in the amount of approximately $0.8 million per year over the term of the related exchangeable debentures. See “LIQUIDITY AND CAPITAL STRUCTURE – Exchangeable Debentures” below for additional information with respect to the exchangeable debentures.
Trizec Canada’s portfolio of marketable securities at September 30, 2005 of $80.1 million includes $52.5 million of marketable securities denominated in U.S. dollars and $27.6 million (C$32.1 million) denominated in Canadian dollars. Maturities for the portfolio of marketable securities have been arranged to coincide with future anticipated cash requirements in applicable currencies.
Future income taxes
Trizec Canada follows the liability method of accounting for future income taxes whereby income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the amounts reported for assets and liabilities in the financial statements and their respective tax bases, using substantively enacted tax rates.
As at September 30, 2005 the Corporation has recognized a net future income tax asset in the amount of $112.4 million that is comprised of an asset of $240.0 million and a liability of $127.6 million. The asset relates to provisions for losses that are available to be applied against future years taxable income. The liability includes the estimated tax consequences of differences between amounts reported for assets and liabilities in the financial statements and their respective tax bases.
Exchangeable debentures
The carrying amount of the Corporation’s three series of outstanding exchangeable debentures is based on the market price, on the consolidated balance sheet date, of the underlying Barrick common shares.
As it is currently contemplated that Barrick common shares will be delivered in satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof, hedge accounting is used whereby the difference between the carrying amount and the original issue amount of the debentures is recorded as a deferred amount until such time as there is a disposal of the underlying Barrick common shares.
The pre-tax accounting gain to be realized on full settlement at maturity of the exchangeable debentures is fixed at $604.7 million. Trizec Canada believes that, in the event of an early redemption, the future cash costs to redeem the exchangeable debentures will be primarily limited to an early redemption premium of approximately $5.5 million required under the terms of two series of the exchangeable debentures plus accrued and unpaid interest. In addition, the Corporation does not expect to incur a cash tax liability in respect of the

TRIZEC CANADA INC.	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

settlement due to the existence of available losses and the Corporation’s status as a mutual fund corporation. As a mutual fund corporation, the taxable portion of a capital gain in excess of losses applied would be subject to tax at the corporate rate applicable to Trizec Canada’s income. However, Trizec Canada should be entitled to a full or partial refund in respect of taxes as Trizec Canada’s subordinate voting shares or multiple voting shares are redeemed or it pays a capital gains dividend to its shareholders.
RESULTS OF OPERATIONS
The following statements of income compare the operating results for Trizec Canada on a year-over-year basis for the three and nine months ended September 30, 2005 and 2004:

					Increase (decrease) in
					Net Income
	3 Months	3 Months	9 Months	9 Months	3 Months	9 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30	Sept. 30	Sept. 30
(US$ millions, except per share amounts) (unaudited)	2005	2004	2005	2004	2005	2005

Share of earnings of Trizec Properties	$4.3	11.2	21.9	12.1	(6.9)	9.8

Expenses and other income
General and administrative expense	(4.0)	(1.9)	(8.7)	(5.7)	(2.1)	(3.0)
Exchangeable debentures interest expense, net	(4.8)	(4.8)	(11.0)	(11.0)	—	—
Interest and other income	1.3	3.3	3.9	6.8	(2.0)	(2.9)
Dilution gains	2.1	—	5.8	—	2.1	5.8
Foreign exchange gains, net	7.5	4.6	4.5	12.3	2.9	(7.8)
Gain on sale of property	—	—	—	1.1	—	(1.1)
Interest expense	—	—	—	(0.5)	—	0.5

Income before taxes and discontinued operations	6.4	12.4	16.4	15.1	(6.0)	1.3
Income and other corporate taxes	0.4	(2.4)	1.4	36.6	2.8	(35.2)

Income from continuing operations	6.8	10.0	17.8	51.7	(3.2)	(33.9)
Discontinued operations — share of earnings of Trizec Properties	10.0	16.2	22.8	(8.7)	(6.2)	31.5

Net income	$16.8	26.2	40.6	43.0	(9.4)	(2.4)

Per share
Basic and diluted
Income from continuing operations	$0.11	0.17	0.30	0.86	(0.06)	(0.56)

Discontinued operations	$0.17	0.27	0.38	(0.14)	(0.10)	0.52

Net income	$0.28	0.44	0.68	0.72	(0.16)	(0.04)

For the Three Months Ended September 30, 2005
Share of earnings of Trizec Properties
The Corporation accounts for its investment in Trizec Properties using the equity method of accounting whereby Trizec Canada’s share of the earnings of Trizec Properties (approximately 38%) is allocated between continuing and discontinued operations consistent with the discontinued operations treatment applied by Trizec Properties to its own operations.
The decrease in Trizec Canada’s total share of earnings (continuing and discontinued) of Trizec Properties of approximately $13.1 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004 reflects the decrease in net income (prepared in accordance with Canadian GAAP) of Trizec Properties. Trizec Properties’ results for the three months ended September 30, 2004 reflect the impact of a reduction of a provision for loss on discontinued real estate, which was not repeated in 2005. A discussion

TRIZEC CANADA INC.	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

of the Corporation’s business conducted through Trizec Properties has been included under the caption “INVESTMENT IN TRIZEC PROPERTIES, INC.” below.
In addition, during the third quarter, the Corporation recorded dilution gains in the amount of $2.1 million from the issuance of common stock by Trizec Properties.
General and administrative expense
General and administrative expense for the three months ended September 30, 2005 of $4.0 million includes non-recurring professional fees, in the amount of approximately $2.2 million, related to a proposed capital transaction, which was expected to be beneficial to the Corporation’s shareholders. The proposed transaction was evaluated by the Corporation and ultimately terminated during the third quarter of 2005.
Exchangeable debentures interest expense, net
Exchangeable debentures interest expense, net of dividends received on the common shares of Barrick owned by the Corporation, remained constant at approximately $4.8 million for the three months ended September 30, 2005 compared with the three months ended September 30, 2004. Interest on the Series 1999-1 and 1999-2 exchangeable debentures is calculated by reference to the dividend rate on the underlying Barrick common shares plus 1.35% and therefore the interest expense in excess of dividends received is effectively fixed at 1.35% per annum. Interest on the remaining series of exchangeable debentures is 3% per annum and therefore the interest expense in excess of dividends received is effectively variable based on changes to the amount of dividends paid on the underlying Barrick common shares.
Interest and other income
Interest and other income decreased by approximately $2.0 million for the three months ended September 30, 2005 compared to the same period in 2004. Interest and other income for the three months ended September 30, 2004 reflects the impact of the proceeds on settlement of an investment held by a subsidiary, which was not repeated in 2005.
Foreign exchange gains, net
Foreign currency exchange gains for the three months ended September 30, 2005 and September 30, 2004 reflect translation gains upon adjusting Canadian and European monetary assets and liabilities to current exchange rates with the adjustment recorded in net income for the period.
Income and other corporate taxes
Income and other corporate taxes for the three months ended September 30, 2005 primarily reflects the impact of a decrease in future income tax expense in the amount of approximately $1.8 million, compared to the same period in 2004 related to the Corporation’s share of the net income recorded by Trizec Properties.
For the Nine Months Ended September 30, 2005
Share of earnings of Trizec Properties
The increase in Trizec Canada’s total share of earnings (continuing and discontinued) of Trizec Properties of approximately $41.3 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 reflects the increase in net income (prepared in accordance with Canadian GAAP) of

TRIZEC CANADA INC.	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Properties. Trizec Properties’ results for the nine months ended September 30, 2004 reflect the impact of a second quarter provision in 2004 for loss on real estate and loss on early debt retirement, which was not repeated in 2005.
In addition, during the nine months ended September 30, 2005, the Corporation recorded dilution gains in the amount of $5.8 million from the issuance of common stock by Trizec Properties for amounts in excess of the Corporation’s carrying value.
General and administrative expense
General and administrative expense for the nine months ended September 30, 2005 of $8.7 million includes non-recurring professional fees in the amount of approximately $3.0 million related to a proposed capital transaction, which was expected to be beneficial to the Corporation’s shareholders. The proposed transaction was evaluated by the Corporation and ultimately terminated during the third quarter of 2005.
Exchangeable debentures interest expense, net
Exchangeable debentures interest expense, net of dividends received on the common shares of Barrick owned by the Corporation, remained constant at approximately $11.0 million for the nine months ended September 30, 2005 compared with the nine months ended September 30, 2004. Interest on the two series of exchangeable debentures aggregating approximately $409 million is calculated by reference to the dividend rate on the underlying Barrick common shares plus 1.35% and therefore the interest expense in excess of dividends received is effectively fixed at 1.35% per annum. Interest on the remaining series of exchangeable debentures is 3% per annum and therefore the interest expense in excess of dividends received is effectively variable based on changes to the amount of dividends paid on the underlying Barrick common shares.
Interest and other income
Total interest and other income decreased by approximately $2.9 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. This decrease was primarily due to income earned during 2004 related to the Corporation’s direct investment in the Hollywood & Highland Hotel and the impact of the proceeds on settlement of an investment held by a subsidiary, which was also recognized in 2004.
Foreign exchange gains, net
During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.
During the first quarter of 2005, Trizec Canada recognized a portion of the historic European foreign currency translation gain in the amount of $2.6 million as a result of the repatriation of certain invested capital from Germany. As a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $6.1 million.

TRIZEC CANADA INC.	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest expense
With the exception of the three series of outstanding exchangeable debentures, Trizec Canada had no interest bearing debt outstanding during 2005. As a result, total interest expense decreased by approximately $0.5 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.
Income and other corporate taxes
The nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 reflects the impact of the completion of an internal restructuring in 2004, whereby the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount was credited to the consolidated statement of income during the second quarter of 2004.
LIQUIDITY AND CAPITAL STRUCTURE
Liquidity Overview
Trizec Canada satisfies its working capital requirements and other expenses from its assets net of its investments in Trizec Properties and Barrick (“net other assets”). At September 30, 2005, following the disposition or monetization of substantially all assets other than the Corporation’s interests in Trizec Properties and Barrick, Trizec Canada’s pro forma net other assets was $149.4 million.
Until November 2007, Trizec Canada expects to be able to fund its overhead expenses, the net interest expense in respect of the exchangeable debentures (and the redemption premium payable if the exchangeable debentures are redeemed – equal to approximately $5.5 million) and to be able to pay the same dividend per Trizec Canada subordinate voting share and multiple voting share as Trizec Properties pays per share of Trizec Properties common stock. Subsequent to November 2007, Trizec Canada’s ability to satisfy its working capital requirements and fund future dividend distributions will be dependent upon its residual investment in Trizec Properties, any future dividends it receives on shares of Trizec Properties common stock and its available net other assets. In addition, at that time, Trizec Canada will not be entitled to dividends on the shares of Trizec Properties special voting stock, dividends which currently reflect non-Canadian taxes, principally cross-border withholding taxes, in respect of dividends paid to Trizec Canada by Trizec Properties. Accordingly, thereafter Trizec Canada does not expect to pay per share dividends on its subordinate voting shares and multiple voting shares that are equivalent to the per share dividends paid by Trizec Properties on its common stock.

TRIZEC CANADA INC.	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following presents the pro forma net other assets position of Trizec Canada at September 30, 2005:

		Adjustments for
		Barrick Shares and
		TrizecHahn
		Exchangeable	Investment in	Pro Forma Trizec
As at September 30, 2005	Total	Debentures	Trizec Properties	Canada

Assets
Cash and cash equivalents	$71.8	—	—	71.8
Restricted cash	7.7	—	—	7.7
Other assets	19.1	—	(12.0)	7.1
Investment in Trizec Properties, Inc.	772.6	—	(772.6)	—
Marketable securities	80.1	—	—	80.1
Investment in Barrick	286.2	(286.2)	—	—
Investments and other assets	33.0	(10.1)	—	22.9
Future income taxes	112.4	—	—	112.4

	$1,382.9	(296.3)	(784.6)	302.0

Liabilities
Exchangeable debentures	$890.9	(890.9)	—	—
Accounts payable and accrued liabilities	28.2	(2.0)	—	26.2

	$919.1	(892.9)	—	26.2

				275.8
Adjustment to future income taxes to estimated liability				(126.4)

Pro forma net other assets				$149.4

Trizec Canada’s balance sheet at September 30, 2005 includes a net asset of $112.4 million recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non-capital and net capital losses and timing differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value has been considered attributable to the potential future Canadian tax benefit of losses and timing differences in the above pro forma analysis, for the purpose of the valuation of the net other assets, because of Trizec Canada’s Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $14 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of losses and timing differences.
Mutual fund corporation
Trizec Canada conducts its affairs in order to qualify as a mutual fund corporation under the Income Tax Act (Canada) (the “Tax Act”) and intends to continue to do so. This requires, among other things, that Trizec Canada at all times be maintained primarily for the benefit of persons who are residents of Canada for purposes of the Tax Act. To assist with this requirement, the Trizec Canada subordinate voting shares and multiple voting shares are subject to restrictions including on transfer such that Trizec Canada will refuse to register a transfer of Trizec Canada subordinate voting shares or multiple voting shares to a person who is not a Canadian resident (as defined in the articles of the Corporation) if, after giving effect to the transfer, the total number of Trizec Canada subordinate voting shares and multiple voting shares held (either legally or beneficially) by or on behalf of persons who are not Canadian residents would exceed 45% of the total number of issued and outstanding Trizec Canada subordinate voting shares and multiple voting shares. The Corporation believes that, to date, it has met all requirements to qualify as a mutual fund corporation. Further, Trizec Canada intends to take such steps as are within its control to ensure that it qualifies as, and continues to qualify as, a mutual fund corporation.

TRIZEC CANADA INC.	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

If Trizec Canada were to fail to qualify as a mutual fund corporation, Trizec Canada and its shareholders would be subject to materially adverse tax consequences, the most significant of which would be Trizec Canada’s disqualification from the capital gains refund provisions of the Tax Act applicable to mutual fund corporations and the treatment of all or a portion of any redemption proceeds as a dividend paid by Trizec Canada to redeeming shareholders. As a result, any income tax payable on gains resulting from dispositions of shares of Trizec Properties common stock (including in connection with the redemption of the Corporation’s subordinate voting shares or multiple voting shares) or Barrick common shares could exhaust all or substantially all of the Corporation’s net other assets, and, further, could restrict Trizec Canada’s ability to deliver one share of Trizec Properties common stock for each Trizec Canada share on redemption thereof.
Redemption of shares
Holders of subordinate voting shares and multiple voting shares have a right to require Trizec Canada to redeem all or part of the shares held by them upon payment of a retraction price (the “Retraction Price”) determined in accordance with the articles of Trizec Canada.
Until August 15, 2007, the Retraction Price is equal to the least of (i) 95% of the arithmetic average of the closing price for the subordinate voting shares on the Toronto Stock Exchange (the “TSX”) for the 10-day trading period following the “Retraction Pricing Date” (as determined in accordance with the articles of Trizec Canada), (ii) the price at which the last board lot of subordinate voting shares traded on the TSX on the Retraction Pricing Date, and (iii) the per share after-tax net asset value of Trizec Canada as set out in the next net asset value notice published following the applicable Retraction Pricing Date. In accordance with the articles of Trizec Canada, the per share after-tax net asset value used to determine the Retraction Price will be based on, (i) the current market value of the Corporation’s assets, (ii) a notional amount representing the amount of cash that Trizec Canada would be entitled to receive if all options that were in-the-money were exercised on the date that the calculation is made, (iii) liabilities as recorded in the Corporation’s financial statements, (iv) amounts that would be payable in respect of FIRPTA tax if all the shares of Trizec Properties common stock were disposed of, and (v) allowances (which do not meet the definition of a liability or contingent liability in accordance with Canadian GAAP and are therefore not provided for or disclosed in the financial statements) for other liabilities contingent or otherwise that may be asserted in the future. The Retraction Price following August 15, 2007 will be the per share after-tax net asset value of Trizec Canada as set out in the next net asset value notice published following the applicable Retraction Pricing Date.
Although Trizec Canada’s shareholders have the right to redeem their shares at any time, to date no redemptions have taken place. The Corporation expects that a significant number of its shareholders may elect to redeem their shares following August 15, 2007. Among other things, this reflects the expectation that after that time the calculation of Trizec Canada’s per share after-tax net asset value will no longer reflect a provision for FIRPTA tax related to dispositions by Trizec Canada of shares of Trizec Properties common stock.
In the course of carrying on business, Trizec Canada has engaged in various activities and transactions, including reorganizations and sales of businesses and assets. The Corporation believes that all liabilities related to its activities and transactions have been paid or provided for in its financial statements. However, there can be no certainty that, for example, relevant taxation authorities will not propose adjustments or take actions that may give rise to presently unanticipated liabilities that the Corporation’s tax losses may not be adequate or available to offset, or that other liabilities will not be asserted. In particular, certain tax audits have not progressed as expeditiously as originally anticipated, and consequently it is likely that notices of assessment and/or clearance certificates in respect of the relevant tax years will not have been received by August 15, 2007. While the Corporation will continue to strive to resolve its liabilities and obtain tax clearance certificates prior to that date, the Corporation now believes that, with the prospect of significant redemptions, it may be necessary to take tax and other liabilities that may be asserted in the future into account in connection

TRIZEC CANADA INC.	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

with share redemptions. Accordingly, an allowance for liabilities, contingent or otherwise, that may be asserted in the future may need to be made in calculating the Corporation’s per share after-tax net asset value for the purposes of establishing the Retraction Price.
The Corporation is committed to ensuring that all shareholders, regardless of whether or when they elect to redeem their shares, will be treated equitably in respect of excess cash remaining after all of the Corporation’s liabilities have been discharged or otherwise provided for. In this regard, Trizec Canada has retained professional advisors and is exploring various alternatives to ensure that the Corporation maintains sufficient resources until such time as all of its liabilities are discharged or otherwise provided for and that all shareholders are treated fairly and equitably in connection with redemptions. Alternatives being considered include a holdback of some of the Corporation’s net other assets, in lieu of an allowance for contingent and other liabilities, until such time as all of its liabilities have been discharged. Prior to August 15, 2007, a determination will be made by the Board of Directors in respect of such alternatives to achieve fairness for all shareholders. Trizec Canada intends that if a holdback mechanism is adopted, it will provide for the receipt by redeeming shareholders of their pro rata share of the Corporation’s investment in Trizec Properties and potentially cash reflecting a portion of Trizec Canada’s other net asset value. Such shareholders would also be entitled to receive their pro rata share of the Corporation’s remaining other net assets, if any, once all liabilities are ultimately discharged or otherwise provided for.
Dividends
Trizec Canada indirectly owns one share of Trizec Properties common stock for each outstanding Trizec Canada subordinate voting share and multiple voting share. Trizec Canada receives quarterly dividends on the shares of common stock and special voting stock it holds of Trizec Properties, enabling it to pay the same dividend per Trizec Canada share as Trizec Properties pays per share of common stock. It is expected that Trizec Canada will, until November 2007, pay the same dividend per Trizec Canada subordinate voting share and multiple voting share as Trizec Properties pays per share of Trizec Properties common stock. After November 2007, the special voting stock of Trizec Properties will cease to pay dividends and thereafter Trizec Canada does not expect to pay per share dividends on its subordinate voting shares and multiple voting shares that are equivalent to the per share dividends paid by Trizec Properties on its common stock.
Trizec Properties’ ability to pay future dividends, and consequently Trizec Canada’s ability to pay future dividends, is subject to the risks incidental to the ownership and operation of real estate properties in the United States by Trizec Properties. Trizec Properties has stated that it intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly dividend distributions.
During the first quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2005.
During the second quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2005.
During the third quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 24, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2005.

TRIZEC CANADA INC.	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exchangeable debentures
As at September 30, 2005, the Corporation had outstanding approximately $204.4 million principal amount Floating Rate Debentures, Series 1999-1, $204.4 million principal amount Floating Rate Debentures, Series 1999 – 2 and $275.0 million principal amount 3% Exchangeable Debentures (collectively, the “exchangeable debentures”). The 3% Exchangeable Debentures mature on January 29, 2021 and the Floating Rate Debentures, Series 1999-1 and Series 1999-2 mature on March 12, 2024. The principal amount of the exchangeable debentures are redeemable at the option of the holders for a fixed number of Barrick common shares, subject to the right of the Corporation to deliver cash or a combination of cash and Barrick common shares in lieu of the prescribed number of Barrick common shares.
The Corporation owns 30,229,558 common shares of Barrick that are pledged as collateral for the full satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof. It is currently anticipated that Barrick common shares will be delivered to holders of the exchangeable debentures in connection with any exercise of the exchange rights. Accordingly, the Corporation does not consider there to be liquidity concerns associated with its obligations to satisfy the principal amounts of the exchangeable debentures.
The net interest expense on Trizec Canada’s 3% Exchangeable Debentures is predicated on Barrick having the financial ability to pay future dividends. A reduction in the future dividends paid by Barrick would have the effect of increasing the Corporation’s future net interest expense.
Revolving credit facility
As at September 30, 2005, Trizec Canada had a $10 million revolving credit facility secured by six million shares of Trizec Properties common stock with no material financial covenants. No amounts were drawn and outstanding under the credit facility as at September 30, 2005.
Outstanding shares
The following numbers of Trizec Canada shares and share purchase options were outstanding at September 30, 2005 and November 9, 2005.

	Issued and Outstanding at
	September 30	November 9
	2005	2005

Subordinate Voting Shares	52,400,097	52,400,097
Multiple Voting Shares	7,522,283	7,522,283

	59,922,380	59,922,380

Options to purchase Subordinate Voting Shares	784,042	784,042

RELATED PARTY TRANSACTIONS
In connection with the Arrangement, the Corporation agreed to provide services to and receive services from Trizec Properties. During the nine months ended September 30, 2005 the Corporation charged $0.5 million (2004 — $1.1 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $0.4 million (2004 — $0.4 million). The Corporation and Trizec Properties continue to provide certain services to each other under the terms of the Arrangement.

TRIZEC CANADA INC.	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

On October 9, 2003, the Corporation contributed approximately $4.0 million to Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contributions at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.
ACCOUNTING CHANGE
The CICA issued AcG-15 on the consolidation of variable interest entities (“VIEs”). This guideline applies to annual and interim periods beginning on or after November 1, 2004; however, Trizec Canada elected to adopt this presentation for its annual reporting beginning with its annual financial statements for the year ended December 31, 2004. VIEs include, among others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based upon certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the reporting entity is determined to be the primary beneficiary will it consolidate the VIE.
During 2004, the Corporation adopted the provisions of AcG-15 on a retroactive basis with restatement of prior periods. In applying the provisions of AcG-15, the Corporation has determined that Trizec Properties is a VIE and the Corporation is not its primary beneficiary. As such, the Corporation has changed its method of accounting for its investment in Trizec Properties from the consolidation method to the equity method of accounting.
The adoption of the guideline has resulted in the following changes to Trizec Canada’s comparative consolidated statements of income (loss) and consolidated statements of cash flows for the three and nine months ended September 30, 2004. In addition, the consolidated statement of income reflects an adjustment to discontinued operations for properties designated as held for sale during 2004.

TRIZEC CANADA INC.	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

		Deconsolidation
Statement of Income		of Trizec	Discontinued
For the three months ended September 30, 2004	As reported	Properties	Operations	As restated

Rental revenue	$198.6	(198.6)	—	—
Share of earnings of Trizec Properties	—	12.7	(1.5)	11.2

Property operating expenses	(83.8)	83.8	—	—
General and administrative expense	(15.9)	14.0	—	(1.9)
Exchangeable debentures interest expense, net	(4.8)	—	—	(4.8)
Interest and other income	4.7	(1.4)	—	3.3
Foreign exchange gains, net	4.6	—	—	4.6
Interest expense	(43.7)	43.7	—	—
Depreciation expense	(40.8)	40.8	—	—
Loss on early retirement of debt, net	(3.3)	3.3	—	—
Derivative loss	(1.2)	1.2	—	—

Income before taxes and non-controlling interests	14.4	(0.5)	(1.5)	12.4
Income and other corporate taxes	(1.4)	(1.0)	—	(2.4)
Non-controlling interests	(1.5)	1.5	—	—

Income from continuing operations	11.5	—	(1.5)	10.0
Discontinued operations	14.7	—	1.5	16.2

Net Income	$26.2	—	—	26.2

TRIZEC CANADA INC.	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

		Deconsolidation
Statement of Income		of Trizec	Discontinued
For the nine months ended September 30, 2004	As reported	Properties	Operations	As restated

Rental revenue	$581.5	(581.5)	—	—
Share of earnings of Trizec Properties	—	15.7	(3.6)	12.1

Property operating expenses	(248.7)	248.7	—	—
General and administrative expense	(33.0)	27.3	—	(5.7)
Exchangeable debentures interest expense, net	(11.0)	—	—	(11.0)
Interest and other income	10.4	(3.6)	—	6.8
Foreign exchange gains, net	15.6	(3.3)	—	12.3
Interest expense	(124.2)	123.7	—	(0.5)
Depreciation expense	(114.2)	114.2	—	—
Gain on sale of properties	6.8	(5.7)	—	1.1
Provision for losses on properties	(25.2)	25.2	—	—
Recovery on insurance claims	0.7	(0.7)	—	—
Loss on early retirement of debt, net	(9.3)	9.3	—	—
Derivative loss	(2.7)	2.7	—	—

Income before taxes and non-controlling interests	46.7	(28.0)	(3.6)	15.1
Income and other corporate taxes	28.1	8.5	—	36.6
Non-controlling interests	(19.9)	19.9	—	—

Income from continuing operations	54.9	0.4	(3.6)	51.7
Discontinued operations	(13.4)	1.1	3.6	(8.7)

Net income	$41.5	1.5	—	43.0

		Deconsolidation
Statement of Cash Flows		of Trizec
For the three months ended September 30, 2004	As reported	Properties	As restated

Cash flow from (applied to)
Operating activities	$83.5	(74.3)	9.2
Financial activities	13.7	(25.7)	(12.0)
Investing activities	(208.4)	197.2	(11.2)

Increase in cash and cash equivalents	$(111.2)	97.2	(14.0)

		Deconsolidation
Statement of Cash Flows		of Trizec
For the nine months ended September 30, 2004	As reported	Properties	As restated

Cash flow from (applied to)
Operating activities	$228.9	(148.8)	80.1
Financial activities	(273.4)	237.4	(36.0)
Investing activities	(67.8)	(34.8)	(102.6)
Decrease in cash and cash equivalents	$(112.3)	53.8	(58.5)

TRIZEC CANADA INC.	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS
CICA Handbook Section 3855 (“CICA 3855”) “Financial Instruments — Recognition and Measurement”
CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. CICA 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3865 “Hedges” and CICA 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3855 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 3865 (“CICA 3865”) “Hedges”
CICA 3865 is applicable whenever a company chooses to designate a hedging relationship for accounting purposes. It builds on existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is to be applied and what disclosures are necessary when it is applied. CICA 3865 applies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement” and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3865 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 1530 (“CICA 1530”) “Comprehensive Income”
CICA 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments - Recognition and Measurement” and CICA 3865 “Hedges”.
The Corporation is currently evaluating the impact of adoption of CICA 1530 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 3251 (“CICA 3251”) “Equity”
CICA 3251 replaces CICA 3250 “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. CICA 3251 applies to interim and annual financial statements relating to

TRIZEC CANADA INC.	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required. An entity adopting this CICA for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments - Recognition and Measurement”, CICA 3865 “Hedges”, and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3251 and has not yet determined the effect of adoption on its results of operations and financial condition.
SUMMARY QUARTERLY INFORMATION
The following summarizes Trizec Canada’s operating results on a quarterly basis, restated for the adoption of AcG-15 (see ACCOUNTING CHANGE). In addition, certain comparatives have been reclassified to the current presentation of discontinued operations.

For the nine months ended September 30, 2005	1st	2nd	3rd	Year to
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	date

Share of earnings of Trizec Properties	$8.2	9.4	4.3	21.9
Income from continuing operations	6.0	5.0	6.8	17.8
Discontinued operations	3.0	9.8	10.0	22.8
Net income	9.0	14.8	16.8	40.6
Income per share — basic and diluted
Continuing operations	0.10	0.09	0.11	0.30
Discontinued operations	0.05	0.16	0.17	0.38
Net income	0.15	0.25	0.28	0.68

For the year ended December 31, 2004	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$10.1	(9.2)	11.2	8.6	20.7
Income from continuing operations	13.7	28.0	10.0	11.4	63.1
Discontinued operations	18.5	(43.4)	16.2	36.7	28.0
Net income (loss)	32.2	(15.4)	26.2	48.1	91.1
Income (loss) per share — basic and diluted
Continuing operations	0.23	0.47	0.17	0.19	1.06
Discontinued operations	0.31	(0.72)	0.27	0.60	0.46
Net income (loss)	0.54	(0.25)	0.44	0.79	1.52

For the year ended December 31, 2003	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$22.9	(1.4)	24.1	13.0	58.6
Income from continuing operations	58.2	1.1	22.0	39.5	120.8
Discontinued operations	1.6	2.6	0.4	12.2	16.8
Net income	59.8	3.7	22.4	51.7	137.6
Income per share — basic and diluted
Continuing operations	0.97	0.02	0.37	0.66	2.02
Discontinued operations	0.03	0.04	—	0.21	0.28
Net income	1.00	0.06	0.37	0.87	2.30

TRIZEC CANADA INC.	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

INVESTMENT IN TRIZEC PROPERTIES, INC.
The following discussion of the Corporation’s business that is conducted through Trizec Properties is based upon Trizec Properties’ consolidated financial statements for the three and nine months ended September 30, 2005 and 2004, adjusted for certain differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). This discussion of the results of Trizec Properties reflects Trizec Properties’ entire operations and is not limited to Trizec Canada’s pro rata economic interest therein.
Critical Accounting Policies
The preparation of Trizec Properties’ financial statements requires it to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. The critical accounting policies used in the preparation of Trizec Properties interim financial statements are described in more detail in the Corporation’s annual MD&A for the year ended December 31, 2004.
Accounting Definitions
Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties’ management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as determined in accordance with Canadian GAAP as an indicator of profitability. Trizec Properties’ method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.
Differences from Canadian Accounting Principles
Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with U.S. GAAP.
U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

TRIZEC CANADA INC.	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Properties, Inc.
Balance Sheets

								December 31
			September 30, 2005					2004

				Property
	U.S.	Proportionate	Leasing	Book	Derivative		CDN	CDN
(US$ millions)	GAAP	Consolidation	Costs	Value	Instruments	Other	GAAP	GAAP

Assets
Real estate, net	$3,995.3	410.5	129.6	(41.0)	—	—	4,494.4	4,200.1
Cash and cash equivalents	15.3	—	—	—	—	—	15.3	194.3
Escrows and Restricted cash	93.0	38.6	—	—	—	—	131.6	116.9
Investment in unconsolidated real estate joint ventures	116.3	(116.3)	—	—	—	—	—	—
Other assets	514.9	71.8	(129.6)	—	4.8	1.4	463.3	372.2

	$4,734.8	404.6	—	(41.0)	4.8	1.4	5,104.6	4,883.5

Liabilities
Mortgage debt and other loans	$2,302.5	427.0	—	—	—	—	2,729.5	2,639.4
Accounts payable and accrued liabilities	377.5	(22.4)	—	—	(3.0)	6.4	358.5	307.4
Minority interest	8.2	—	—	—	—	(5.5)	2.7	2.8
Redeemable preferred stock	0.2	—	—	—	—	(0.2)	—	—

	2,688.4	404.6	—	—	(3.0)	0.7	3,090.7	2,949.6

Shareholders’ Equity	2,046.4	—	—	(41.0)	7.8	0.7	2,013.9	1,933.9

	$4,734.8	404.6	—	(41.0)	4.8	1.4	5,104.6	4,883.5

Trizec Canada’s investment in Trizec Properties, Inc. under Canadian GAAP:

Assets							$5,104.6	4,883.5
Liabilities							3,090.7	2,949.6

Net Assets							$2,013.9	1,933.9

Trizec Canada’s share (approximately 38% (2004 – 39%))							$772.6	761.7

TRIZEC CANADA INC.	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

							Increase
Trizec Properties, Inc.							(decrease)
Statements of Income							in Net
For the three months ended September 30,	2005					2004	Income
	U.S.	Proportionate	Property Book		CDN	CDN	CDN
(US$ millions)	GAAP	Consolidation	Value	Other	GAAP	GAAP	GAAP

Revenues
Property revenue	$189.9	26.8	—	—	216.7	193.3	23.4

Expenses
Property operating expenses	(90.2)	(13.2)	—	—	(103.4)	(85.6)	(17.8)
General and administrative expense	(9.1)	—	—	—	(9.1)	(14.0)	4.9
Depreciation and amortization expense	(45.2)	(4.2)	0.4	—	(49.0)	(38.1)	(10.9)
Provision for loss on real estate	—	—	—	—	—	—	—
Provision for loss on investment	—	—	—	—	—	—	—

	(144.5)	(17.4)	0.4	—	(161.5)	(137.7)	(23.8)

Operating Income	45.4	9.4	0.4	—	55.2	55.6	(0.4)

Other income (expenses)
Interest and other income	2.1	0.2	—	—	2.3	1.1	1.2
Foreign currency exchange gain	—	—	—	—	—	—	—
Loss on early debt retirement	(5.9)	—	—	—	(5.9)	(3.3)	(2.6)
Recovery on insurance claims	—	—	—	—	—	—	—
Interest expense	(37.1)	(6.2)	—	—	(43.3)	(41.3)	(2.0)
Derivative gain (loss)	—	(0.1)	—	—	(0.1)	(1.2)	1.1
Lawsuit settlement	0.9	—	—	—	0.9	—	0.9

	(40.0)	(6.1)	—	—	(46.1)	(44.7)	(1.4)

Income before the following	5.4	3.3	0.4	—	9.1	10.9	(1.8)
Gain on sale of properties, net	—	—	—	(0.1)	(0.1)	—	(0.1)
Provision for income and other corporate taxes	1.0	—	—	—	1.0	0.4	0.6
Minority interest	(0.6)	—	—	0.5	(0.1)	(0.6)	0.5
Income from unconsolidated real estate joint ventures	3.3	(3.3)	—	—	—	—	—

Income from continuing operations	9.1	—	0.4	0.4	9.9	10.7	(0.8)

Discontinued operations
Income from discontinued operations	5.2	—	—	—	5.2	20.1	(14.9)
Gain on disposition of discontinued real estate	18.4	—	2.2	—	20.6	20.5	0.1

	23.6	—	2.2	—	25.8	40.6	(14.8)

Gain (loss) on disposition on real estate, net	(0.1)	—	—	0.1	—	—	—

Net income	$32.6	—	2.6	0.5	35.7	51.3	(15.6)

Trizec Canada’s share of earnings of Trizec Properties, Inc. under Canadian GAAP

Continuing operations					$4.3	11.2	(6.9)
Discontinued operations					10.0	16.2	(6.2)

					$14.3	27.4	(13.1)

Proportionate consolidation
Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation’s ownership interest.

TRIZEC CANADA INC.	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Leasing costs
Under Canadian GAAP, leasing costs are classified as part of real estate, net, whereas under U.S. GAAP they are classified as deferred charges and included in other assets.
Property book value
Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of CICA Handbook Section 3465 “Income Taxes”.
Derivative instruments
Under U.S. GAAP, Trizec Properties follows Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation’s consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.
UPREIT structure
On December 22, 2004, Trizec Properties completed the reorganization of its operating structure by converting to an umbrella partnership real estate investment trust, or UPREIT, structure (the “UPREIT Conversion”). In connection with the UPREIT Conversion, Trizec Properties formed a new operating entity, Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company). Trizec Properties now conducts and intends to continue to conduct its business, and owns and intends to continue to own substantially all of its assets, through the Operating Company. As the sole managing member of the Operating Company, Trizec Properties generally has the exclusive power under the limited liability company agreement to manage and conduct the business of the Operating Company, subject to certain limited approval and voting rights of other members that may be admitted in the future. Currently, the Operating Company is wholly owned by Trizec Properties.

TRIZEC CANADA INC.	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations for the three months ended September 30, 2005
Trends in Occupancy
Although the macroeconomic conditions that negatively affected employment levels over the past few years have improved, demand for office space in Trizec Properties’ core markets have been relatively stagnant resulting in relatively flat occupancy rates. However, Trizec Properties is optimistic that demand for office space will continue to improve during the remainder of the year and into 2006. The office rental market continues to be extremely competitive. Such competitive environment for attracting tenants continues to apply downward pressure on market rents and upward pressure on tenant incentives. However, although rental rates for new and renewal leasing have remained relatively flat for the nine months ended September 30, 2005, Trizec Properties has experienced modest decreases in rental rates for new and renewal leasing during the third quarter of 2005. Trizec Properties’ focus for the remainder of the year will be to renew or re-lease expiring space. The table below reflects occupancy rates by market at September 30, 2005 compared to December 31, 2004 and shows the percentage of square feet that will expire during the remainder of the year for its office portfolio.

OWNED AREA
			Percentage of space
	Occupancy Rates At		expiring during the
	September 30, 2005	December 31, 2004	remainder of 2005
Core Markets
Atlanta	90.2%	89.0%	2.1%
Chicago	89.7%	94.0%	1.4%
Dallas	85.8%	85.2%	3.3%
Houston	84.3%	84.4%	1.6%
Los Angeles	88.8%	88.4%	1.4%
New York	92.6%	96.8%	2.8%
Washington, D.C.	88.7%	95.0%	1.3%

Total Core Markets	88.4%	90.2%	2.0%

Secondary Markets	84.0%	83.9%	1.7%

Total Office Properties	88.0%	89.5%	2.0%

For the nine months ended September 30, 2005, Trizec Properties leased approximately 3.8 million square feet of owned area new and renewal space. Occupancy for Trizec Properties’ portfolio based on owned area was approximately 88.0% at September 30, 2005, compared to approximately 89.5% at December 31, 2004. In addition, for the nine months ended September 30, 2005, based upon owned area, leases expired at an average gross rent of approximately $24.32 per square foot and were generally being signed at an average gross rent of approximately $23.60 per square foot. For the three months ended September 30, 2005, Trizec Properties leased approximately 1.0 million square feet of owned area new and renewal space. In addition, for the three months ended September 30, 2005, leases expired at an average gross rent of approximately $25.26 per square foot and were generally being signed at an average gross rent of approximately $22.43 per square foot.
Trizec Properties monitors the financial strength of its key tenants and, therefore, their ability to pay rent and the likelihood that they will continue to pay rent, through a watch list process applied at the local, regional and corporate property management levels. This monitoring process is designed to help Trizec Properties identify significant credit risks. At the end of September 2005, Trizec Properties was closely monitoring tenants with

TRIZEC CANADA INC.	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

leases representing approximately 1.7% of the leaseable area of our U.S. office portfolio and approximately 1.6% of the annual gross rent of its U.S. office portfolio.
Property Revenues
Property revenues increased by approximately $23.4 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. In line with Trizec Properties’ overall investment strategy, it acquired Bank of America Plaza, located in Los Angeles, California, in the third quarter of 2004; an interest in 2001 M Street, located in Washington, D.C., in the fourth quarter of 2004; 1200 K Street, N.W., located in Washington, D.C., in the second quarter of 2005; and Figueroa at Wilshire, located in Los Angeles, California, in the third quarter of 2005. Such acquisitions resulted in an increase in property revenues of approximately $23.0 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Rental revenue increased by approximately $0.7 million primarily due to increases in average occupancy in the Dallas and Los Angeles markets, as well as an increase in rental rates in the New York market. Tenant recoveries increased by approximately $1.4 million primarily due to an increase in recoverable operating expenses as discussed below. In addition, parking and other income increased by approximately $0.8 million primarily due to an increase in fees associated with services provided to tenants. These increases were partially offset by a decrease of approximately $1.2 million in termination fee income and a decrease of approximately $1.3 million in management fee income for the three months ended September 30, 2005 compared to the three months ended September 30, 2004.
Lease termination fees are an element of ongoing real estate ownership. Included in the property revenue analysis above, for the three months ended September 30, 2005, Trizec Properties recognized approximately $2.0 million of termination fees compared to approximately $3.2 million for the three months ended September 30, 2004.
Property Operating Expenses
Property operating expenses increased by approximately $17.8 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Property operating expenses increased by approximately $9.7 million due to the acquisitions of Bank of America Plaza, 1200 K Street, N.W., Figueroa at Wilshire and an interest in 2001 M Street. Property operating expenses increased by approximately $4.1 million primarily due to an increase in utilities expense in the Dallas and Houston markets and a general increase in other recoverable expenses for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Approximately $1.0 million of the increase in property operating expenses is due to an increase in property taxes, primarily in the New York market. In addition, there was an increase in building management expenses resulting in an increase in property operating expenses of approximately $3.0 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004.
Excluding the impact of lease termination fees on revenues, Trizec Properties’ gross margin (property revenues, excluding lease termination fees, less property operating expenses) decreased to approximately 51.8% for the three months ended September 30, 2005 from approximately 55.0% for the three months ended September 30, 2004, primarily reflecting an increase in property operating expenses.
General and Administrative
General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

TRIZEC CANADA INC.	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

General and administrative expense decreased by approximately $4.9 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. This decrease is primarily due to a decrease in separation costs and a general decrease in professional fees for the three months ended September 30, 2005 compared to the three months ended September 30, 2004.
Depreciation and Amortization
Depreciation and amortization expense increased by approximately $10.9 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. The acquisitions of Bank of America Plaza, 1200 K Street, N.W., Figueroa at Wilshire and an interest in 2001 M Street resulted in an increase in depreciation and amortization expense of approximately $12.5 million. This increase was partially offset by a decrease of approximately $1.6 million primarily due to accelerated depreciation of tenant improvements resulting from early termination of leases in the three months ended September 30, 2004.
Interest and Other Income
Interest and other income increased by approximately $1.2 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004 primarily due to an increase in interest rates for the three months ended September 30, 2005 compared to the three months ended September 30, 2004.
Loss on Early Debt Retirement
During the three months ended September 30, 2005, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $5.9 million. In conjunction with the sale of Metropolitan Square, located in St. Louis, Missouri, Trizec Properties repaid and retired the mortgage loan collateralized by such property, resulting in a loss on early debt retirement of approximately $5.2 million comprised of a yield maintenance fee. Trizec Properties also repaid and retired the mortgage loan collateralized by the Watergate Office Building, located in Washington, D.C., resulting in a loss on early debt retirement of approximately $0.6 million comprised of a yield maintenance fee. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.1 million due to the write-off of unamortized deferred financing costs related to the repayment of approximately $19.0 million of its variable interest rate commercial mortgage pass-through certificates.
During the three months ended September 30, 2004, Trizec Properties recorded a loss on early debt retirement of approximately $3.3 million due to the write-off of unamortized financing costs of approximately $2.5 million and a prepayment fee of approximately $0.8 million related to the repayment of approximately $444.1 million of its variable interest rate commercial mortgage pass-through certificates.
Interest Expense
Interest expense increased by approximately $2.0 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Interest expense increased by approximately $2.4 million due to a higher outstanding balance on Trizec Properties’ credit facility. In addition, in conjunction with the acquisition of Bank of America Plaza and the acquisition of an interest in 2001 M Street, Trizec Properties entered into mortgage loans totaling, in the aggregate, approximately $286.5 million which resulted in an increase in interest expense of approximately $2.6 million during the three months ended September 30, 2005. These increases were partially offset by a decrease in interest expense of approximately $1.4 million primarily due to the settlement of certain interest rate swap contracts during the fourth quarter of 2004. Capitalized interest on the Waterview mixed-use development resulted in a decrease in interest expense of

TRIZEC CANADA INC.	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

approximately $0.2 million and the repayment and retirement of certain mortgage loans including approximately $444.1 million of Trizec Properties’ variable rate commercial mortgage pass-through certificates in the second half of 2004 resulted in a decrease in interest expense of approximately $1.0 million.
Derivative Loss
During the three months ended September 30, 2004, Trizec Properties recognized a derivative loss of approximately $1.2 million representing the total ineffectiveness of its interest rate swap contracts. Due to the repayment and retirement of certain amounts of variable rate debt during 2004 and due to the anticipated repayment and retirement of certain variable rate debt in the future, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million.
Lawsuit Settlement
During the three months ended September 30, 2005, Trizec Properties recognized a gain on lawsuit settlement of approximately $0.9 million related to the recovery of damages on development land at Interstate North Parkway, located in Atlanta, Georgia.
Provision for Income and Other Corporate Taxes
Income and other taxes include franchise, capital, alternative minimum and foreign taxes related to ongoing real estate operations. Benefit for income and other taxes increased by approximately $0.6 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004 primarily due to a reduction in state taxes as a result of legal entity restructuring and a reduction in certain state and federal liabilities from the completion of various tax returns during the period.
Discontinued Operations
Income from properties classified as discontinued operations decreased by approximately $5.3 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Income from discontinued operations for the three months ended September 30, 2004 includes the net income from all properties classified as held for disposition and not sold prior to July 1, 2004, whereas income from discontinued operations for the three months ended September 30, 2005 includes only the net income from properties classified as held for disposition and not sold prior to July 1, 2005.
During the three months ended September 30, 2004, Trizec Properties reduced its provision for loss on discontinued real estate by approximately $9.6 million. During the three months ended September 30, 2004, Trizec Properties entered into agreements to sell Lakeside Centre, New Market Business Park and Bank of America – Columbia at sales prices in excess of previous expectations. In accordance with CICA 3475, Trizec Properties reduced its provision for loss on discontinued real estate in the aggregate amount of approximately $9.6 million to increase the book values of Lakeside Centre, New Market Business Park and Bank of America – Columbia to their fair values based upon established contract prices, less estimated transaction costs.
During the three months ended September 30, 2005, Trizec Properties disposed of a non-core office property that resulted in a gain on disposition of discontinued real estate of approximately $20.6 million.
During the three months ended September 30, 2004, Trizec Properties recognized a gain on disposition of discontinued real estate of approximately $20.5 million, due to the sales of five non-core office properties.

TRIZEC CANADA INC.	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations for the nine months ended September 30, 2005

							Increase
Trizec Properties, Inc.							(decrease)
Statements of Income							in Net
For the nine months ended September 30,	2005					2004	Income
	U.S.	Proportionate	Property Book		CDN	CDN	CDN
(US$ millions)	GAAP	Consolidation	Value	Other	GAAP	GAAP	GAAP

Revenues
Property revenue	$541.1	78.7	—	—	619.8	560.7	59.1

Expenses
Property operating expenses	(250.2)	(37.6)	—	—	(287.8)	(250.2)	(37.6)
General and administrative expense	(28.1)	—	—	—	(28.1)	(27.3)	(0.8)
Depreciation and amortization expense	(124.6)	(11.7)	1.1	—	(135.2)	(106.5)	(28.7)
Provision for loss on real estate	—	—	—	—	—	(25.1)	25.1
Provision for loss on investment	—	—	—	—	—	—	—

	(402.9)	(49.3)	1.1	—	(451.1)	(409.1)	(42.0)

Operating Income	138.2	29.4	1.1	—	168.7	151.6	17.1

Other income (expenses)
Interest and other income	5.3	0.6	—	—	5.9	4.0	1.9
Foreign currency exchange gain	—	—	—	—	—	3.3	(3.3)
Loss on early debt retirement	(5.9)	—	—	—	(5.9)	(9.3)	3.4
Recovery on insurance claims	—	—	—	—	—	0.7	(0.7)
Interest expense	(103.8)	(17.7)	—	—	(121.5)	(116.8)	(4.7)
Derivative gain (loss)	—	(0.4)	—	—	(0.4)	(2.7)	2.3
Lawsuit settlement	1.7	—	—	—	1.7	—	1.7

	(102.7)	(17.5)	—	—	(120.2)	(120.8)	0.6

Income before the following	35.5	11.9	1.1	—	48.5	30.8	17.7
Gain on sale of properties, net	—	—	—	0.2	0.2	5.8	(5.6)
Provision for income and other corporate taxes	3.2	—	—	—	3.2	(8.5)	11.7
Minority interest	(1.0)	—	—	0.9	(0.1)	0.2	(0.3)
Income from unconsolidated real estate joint ventures	11.9	(11.9)	—	—	—	—	—

Income from continuing operations	49.6	—	1.1	1.1	51.8	28.3	23.5

Discontinued operations
Income from discontinued operations	16.2	—	0.1	—	16.3	(72.6)	88.9
Gain on disposition of discontinued real estate	39.5	—	2.9	—	42.4	50.2	(7.8)

	55.7	—	3.0	—	58.7	(22.4)	81.1

Gain on disposition on real estate, net	0.2	—	—	(0.2)	—	—	—

Net income	$105.5	—	4.1	0.9	110.5	5.9	104.6

Trizec Canada’s share of earnings of Trizec Properties, Inc. under Canadian GAAP
Continuing operations					$21.9	12.1	9.8
Discontinued operations					22.8	(8.7)	31.5

					$44.7	3.4	41.3

Property Revenues
Property revenues increased by approximately $59.1 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. In line with Trizec Properties’ overall investment strategy, it acquired Bank of America Plaza in the third quarter of 2004, an interest in 2001 M Street in the

TRIZEC CANADA INC.	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

fourth quarter of 2004, 1200 K Street, N.W. in the second quarter of 2005, and Figueroa at Wilshire in the third quarter of 2005. Such acquisitions resulted in an increase in property revenues of approximately $54.6 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. Rental revenue increased by approximately $5.1 million primarily due to an increase in average occupancy in the Dallas, Washington, D.C. and Los Angeles markets, as well as an increase in rental rates in the New York market. Tenant recoveries increased by approximately $3.0 million primarily due to an increase in recoverable operating expenses as discussed below. In addition, parking and other income increased by approximately $4.2 million primarily due to an increase in fees associated with services provided to tenants as well as an increase in termination fees. These increases were partially offset by a decrease in property revenues of approximately $0.5 million due to the sale of 151 Front Street, located in Toronto, Ontario, in the first quarter of 2004 and a decrease of approximately $3.2 million due to the sale of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in the second quarter of 2004. In addition, there was a decrease of approximately $4.1 million in management fee income for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. This decrease was primarily due to the cessation of Trizec Properties’ management of the Sears Tower, located in Chicago, Illinois, in the second quarter of 2004.
Lease termination fees are an element of ongoing real estate ownership. Included in the property revenue analysis above, for the nine months ended September 30, 2005, Trizec Properties recognized approximately $5.8 million of termination fees compared to approximately $5.1 million for the nine months ended September 30, 2004.
Property Operating Expenses
Property operating expenses increased by approximately $37.6 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. Property operating expenses increased by approximately $23.4 million due to the acquisitions of Bank of America Plaza, 1200 K Street, N.W., Figueroa at Wilshire and an interest in 2001 M Street. Property operating expenses increased by approximately $11.1 million due to an increase in utilities expense in the Dallas and Houston markets and general increases in repairs and maintenance expense, insurance expense and other recoverable expenses for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. In addition, approximately $6.2 million of the increase in property operating expenses was due to an increase in property taxes, primarily in the New York market. These increases were partially offset by a decrease in property operating expenses of approximately $2.6 million due to the sale of a 50% interest in Plaza of the Americas in the second quarter of 2004 and the sale of 151 Front Street in the first quarter of 2004. In addition, a decrease in building management expenses resulted in a decrease in property operating expenses of approximately $0.2 million and a decrease in bad debt expense resulted in a decrease in property operating expenses of approximately $0.3 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.
Excluding the impact of lease termination fees on revenues, Trizec Properties’ gross margin (property revenues, excluding lease termination fees, less property operating expenses) decreased to approximately 53.1% for the nine months ended September 30, 2005 from approximately 55.0% for the nine months ended September 30, 2004, primarily reflecting an increase in operating expenses.
General and Administrative
General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

TRIZEC CANADA INC.	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

General and administrative expense increased by approximately $0.8 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. This increase is primarily due to an increase in employee compensation and an increase in professional fees, partially offset by a decrease in separation costs for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.
Depreciation and Amortization
Depreciation and amortization expense increased by approximately $28.7 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. The acquisitions of Bank of America Plaza, 1200 K Street, N.W., Figueroa at Wilshire and an interest in 2001 M Street resulted in an increase in depreciation and amortization expense of approximately $27.5 million. Additional tenant improvements incurred for the relocation of Trizec Properties’ corporate headquarters, as well as the write off of unamortized tenant improvements on its former corporate headquarters, resulted in an increase in depreciation and amortization expense of approximately $1.3 million. In addition, depreciation and amortization expense increased by approximately $1.9 million primarily due to accelerated depreciation of tenant improvements resulting from early termination of leases and additional depreciation related to tenant improvements incurred subsequent to January 1, 2004. These increases in depreciation and amortization expense were partially offset by a decrease in depreciation and amortization expense of approximately $1.0 million due to the disposition of a 50% interest in Plaza of the Americas in the second quarter of 2004.
Provision for Loss on Real Estate
During the nine months ended September 30, 2004, Trizec Properties recognized a provision for loss on real estate in the aggregate amount of approximately $25.1 million. In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas, “Trizec Plaza of the Americas, L.P.” Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.7 million, resulting in a net loss on disposition of real estate of approximately $20.1 million. In conjunction with the sale of its 50% interest in Plaza of the Americas, Trizec Properties determined that the fair value of Plaza of the Americas, based on the contract price, was less than its carrying value of such asset. Accordingly, Trizec Properties recognized a provision for loss on real estate of approximately $12.0 million related to its 50% interest in Plaza of the Americas to reduce the carrying value of such property to its fair value.
In addition, during the nine months ended September 30, 2004, Trizec Properties recognized a provision for loss on real estate of approximately $13.1 million to reduce the carrying value of its investment in Bank One Center in Dallas, Texas, to its fair value. Fair value was determined by internal valuation.
Interest and Other Income
Interest and other income increased by approximately $1.9 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 primarily due to an increase in average cash balances and an increase in interest rates for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.

TRIZEC CANADA INC.	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Currency Exchange Gain
During the nine months ended September 30, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario, recognizing a foreign currency exchange gain of approximately $3.3 million.
Loss on Early Debt Retirement
During the nine months ended September 30, 2005, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $5.9 million. In conjunction with the sale of Metropolitan Square, Trizec Properties repaid and retired the mortgage loan collateralized by such property, resulting in a loss on early debt retirement of approximately $5.2 million comprised of a yield maintenance fee. Trizec Properties also repaid and retired the mortgage loan collateralized by the Watergate Office Building, resulting in a loss on early debt retirement of approximately $0.6 million comprised of a yield maintenance fee. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.1 million due to the write-off of unamortized deferred financing costs related to the repayment of approximately $19.0 million of its variable interest rate commercial mortgage pass-through certificates.
In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a minimal loss on early debt retirement, comprised primarily of the write-off of unamortized deferred financing costs.
During the nine months ended September 30, 2004, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $9.3 million. In this period, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million due to the write-off of unamortized deferred financing costs related to the retirement of its $350.0 million secured revolving credit facility. Trizec Properties recorded a loss on early debt retirement of approximately $3.2 million due to the write-off of unamortized deferred financing costs of approximately $2.4 million and a prepayment fee of approximately $0.8 million related to the repayment of approximately $444.1 million of its variable interest rate commercial mortgage pass-through certificates. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.6 million due to the write-off of unamortized deferred financing costs as a result of the repayment of secured mortgages coinciding with the sale of the underlying properties, as well as the write-off of unamortized deferred financing costs due to the refinancing of a $120.0 million mortgage loan. These losses were partially offset by a gain on early debt retirement of approximately $0.9 million related to the sale of the Hollywood and Highland Hotel comprised of the forgiveness of debt of approximately $1.2 million, partially offset by the write-off of unamortized deferred financing costs.
Recovery on Insurance Claims
During the nine months ended September 30, 2004, Trizec Properties received approximately $0.4 million in insurance proceeds related to a chiller it replaced at Plaza of the Americas, located in Dallas, Texas, that was damaged in 2003. In addition, Trizec Properties received approximately $0.3 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.

TRIZEC CANADA INC.	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Expense
Interest expense increased by approximately $4.7 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. Interest expense increased by approximately $5.3 million primarily due to a higher outstanding balance on Trizec Properties’ credit facility. In addition, in conjunction with the acquisition of Bank of America Plaza and the acquisition of an interest in 2001 M Street, Trizec Properties entered into mortgage loans totaling, in the aggregate, approximately $286.5 million which resulted in an increase in interest expense of approximately $9.8 million during the nine months ended September 30, 2005. These increases were partially offset by a decrease in interest expense of approximately $5.3 million due to the settlement of certain interest rate swap contracts during the fourth quarter of 2004. In addition, capitalized interest on the Waterview mixed-use development resulted in a decrease in interest expense of approximately $0.6 million. Interest expense decreased approximately $7.1 million due to the repayment and retirement of certain mortgage loans including approximately $444.1 million of Trizec Properties’ variable rate commercial mortgage pass-through certificates in the second half of 2004.
Derivative Loss
During the nine months ended September 30, 2004, Trizec Properties recognized a derivative loss of approximately $2.7 million representing total ineffectiveness of its interest rate swap contracts. Due to the repayment and retirement of certain amounts of variable rate debt during 2004 and due to the anticipated repayment and retirement of certain variable rate debt in the future, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million.
Lawsuit Settlements
During the nine months ended September 30, 2005, Trizec Properties recognized a gain on lawsuit settlement of approximately $0.9 million related to the recovery of damages on development land at Interstate North Parkway, located in Atlanta, Georgia.
Provision for Income and Other Corporate Taxes
Income and other taxes include franchise, capital, alternative minimum and foreign taxes related to ongoing real estate operations. Income and other taxes decreased by approximately $11.7 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 primarily due to a settlement of previously recorded tax liabilities and the sales of properties. Trizec Properties had previously recorded a tax liability related to 1998 tax issues between Trizec Properties, and a wholly-owned subsidiary of Trizec Canada and the IRS. During the second quarter of 2005, the wholly-owned subsidiary of Trizec Canada reached a settlement with, and made payment to, the IRS with regard to the 1998 tax matters. As a result, Trizec Properties determined that it has been relieved of any potential tax liability related to this matter and therefore reduced its tax liability by, and recorded a benefit from income taxes of, approximately $2.8 million. The remaining decrease is primarily due to a reduction in state taxes as a result of legal entity restructuring and a reduction in certain state and federal tax liabilities from the completion of various tax returns during the period.
Discontinued Operations
Income from properties classified as discontinued operations decreased by approximately $15.2 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. Income from discontinued operations for the nine months ended September 30, 2004 includes the net income from all properties classified as held for disposition and not sold prior to January 1, 2004, whereas income from

TRIZEC CANADA INC.	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

discontinued operations for the nine months ended September 30, 2005 includes only the net income from properties classified as held for disposition and not sold prior to January 1, 2005. In addition, on September 8, 2004, Trizec Properties and the Los Angeles County Assessor’s Office presented to the Los Angeles County Assessment Appeals Board a written stipulation agreeing to the base year value in 2000, and the 2001, 2002, 2003 and 2004 assessed values of the Hollywood & Highland Complex, located in Los Angeles, California. The stipulation provided for substantial reductions in the assessed value of the Hollywood & Highland Complex for all years. The Los Angeles County Assessment Appeals Board approved the stipulation and adopted the values as set forth in the stipulation, which resulted in a real estate tax refund. During the nine months ended September 30, 2005, Trizec Properties received approximately $4.3 million of the real estate tax refund, resulting in a decrease in property taxes for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.
During the nine months ended September 30, 2004, Trizec Properties recognized a provision for loss on disposition of discontinued real estate of approximately $104.1 million relating to eight properties that were designated as held for disposition on June 30, 2004 to reduce the carrying value of such properties to fair value. Fair value of the eight properties was determined by contract prices, less transaction costs and/or internal valuation.
During the nine months ended September 30, 2005, Trizec Properties disposed of two non-core office properties that resulted in a gain on disposition of discontinued real estate of approximately $42.4 million.
During the nine months ended September 30, 2004, Trizec Properties disposed of seven non-core office properties that resulted in a gain on disposition of discontinued real estate of approximately $50.2 million including a gain on disposition of discontinued real estate of approximately $32.2 million, due to the sale of the Hollywood & Highland Complex.
Gain on Sale of Properties
In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas, “Trizec Plaza of the Americas, L.P.” Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.7 million, resulting in a net loss on disposition of real estate of approximately $20.0 million. This loss is offset by a gain on disposition of real estate of approximately $20.6 million due to the sale of 151 Front Street in Toronto, Ontario which was subject to the transition rules of CICA 3475. In addition, during the nine months ended September 30, 2004, Trizec Properties disposed of two land parcels that resulted in a gain on disposition of real estate of approximately $4.5 million.
Liquidity and Capital Resources
Trizec Properties stated that its objective is to ensure, in advance, that there are ample resources to fund ongoing operating expenses, capital expenditures, debt service requirements and the distributions required to maintain REIT status.
Trizec Properties expects to meet its liquidity requirements over the next twelve months, and beyond, for normal recurring expenditures, non-recurring capital expenditures, potential future acquisitions and developments, major renovations, expansions, scheduled debt maturities, ground lease payments, operational tax obligations, settlement of pre-REIT tax issues and dividend distributions (including special dividend distributions on Trizec Properties’ special voting stock) through cash flows from operations, asset sales,

TRIZEC CANADA INC.	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

entering into joint venture arrangements or partnerships with equity providers, current cash and credit availability, refinancing of existing mortgage debt, incurrence of secured debt, proceeds from the possible sale of its capital stock or a combination of these sources. While Trizec Properties may be able to anticipate and plan for certain liquidity needs, there may be unexpected increases in uses of cash that are beyond its control and which would affect its operations. For example, Trizec Properties may be required to comply with new laws or regulations that cause it to incur unanticipated capital expenditures for its properties, thereby increasing its liquidity needs. In addition, Trizec Canada may engage in internal transactions, such as transferring some or all of Trizec Properties’ common stock and special voting stock that it owns to another affiliate, or the withholding rate on dividends paid to Trizec Canada may increase. In either such case, the special dividend payments that Trizec Properties makes to Trizec Canada will increase.
Even if there are no material changes to Trizec Properties’ anticipated uses of cash, its sources of cash may be less than anticipated or needed. Trizec Properties’ net cash flow from operations, the single largest source of cash for it, is dependent upon the occupancy levels of its properties, net effective rental rates on current and future leases, collectibility of rent from its tenants, the level of operating and other expenses, as well as other factors. Material changes in these factors may adversely affect its net cash flow from operations.
Trizec Properties has a $750.0 million unsecured credit facility, which matures in June 2007. The amount available for it to borrow under the unsecured credit facility at any time is determined by certain properties that Trizec Properties, or its subsidiaries that may from time to time guarantee the unsecured credit facility, own that satisfy certain conditions of eligibility. These conditions are common for unsecured credit facilities of this nature. The amount available for Trizec Properties to borrow under the unsecured credit facility for the remainder of its term will likely fluctuate. The capacity under the unsecured credit facility may decrease if it sells or place permanent financing on assets currently supporting the unsecured credit facility. In addition, the capacity under the unsecured credit facility may decrease if assets no longer meet certain eligibility requirements. Likewise, the capacity under the unsecured credit facility may increase if certain assets otherwise meet the eligibility requirements. As of September 30, 2005, the amount available for Trizec Properties to borrow under the unsecured credit facility was approximately $612.5 million, of which $396.0 million was outstanding. During the remainder of the term of the unsecured credit facility, Trizec Properties expects the outstanding balance to fluctuate. The balance under the unsecured credit facility will likely increase from time to time as Trizec Properties uses funds from the unsecured credit facility to meet a variety of liquidity requirements such as dividend payments, tenant installation costs, future tax payments and acquisitions that may not be fully met through operations. The balance under the unsecured credit facility will also likely be reduced from time to time as Trizec Properties pays it down with proceeds generated from asset sales, secured borrowings, operating cash flows and other sources of liquidity.
Under Trizec Properties’ unsecured credit facility, it is subject to covenants, including financial covenants, restrictions on other indebtedness, restrictions on encumbrances of properties that it uses in determining its borrowing capacity and certain customary investment restrictions. The financial covenants include the quarterly requirements for the total leverage ratio not to exceed 65.0% during year one, 62.5% during year two and 60.0% during year three; a requirement that the interest coverage ratio be greater than 2.0 times; a requirement that the fixed charge coverage ratio be greater than 1.5 times; and a requirement that the net worth be in excess of $1.5 billion. Trizec Properties’ financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (as defined in the unsecured credit facility agreement). If Trizec Properties is in default in respect of its obligations under the unsecured credit facility agreement, dividends will be limited to the amount necessary to maintain REIT status. At September 30, 2005, Trizec Properties was in compliance with these financial covenants.
In October 2005, Trizec Properties and the lenders under the 2004 Unsecured Credit Facility agreed to amend and restate the 2004 Unsecured Credit Facility (the “2005 Unsecured Credit Facility”). Among other things, the

TRIZEC CANADA INC.	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

lenders agreed to convert the facility from a $600 million revolver component and a $150 million term component to a $750 million revolver, reduce the interest rate on borrowings and extend the term through October 2008. The 2005 Unsecured Credit Facility bears interest at LIBOR plus a spread of 0.95% to 1.65% based on Trizec Properties’ total leverage and matures in October 2008. The financial covenants, as defined in the 2005 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 60.0%; the requirement for the interest coverage ratio to be greater than 2.0 times; the requirement for the fixed charge coverage ratio to be greater than 1.5 times; and the requirement for the net worth to be in excess of $1.5 billion. These financial covenants also restrict dividends or distributions to no more than 90% of our funds from operations (as defined in the 2005 Unsecured Credit Facility agreement). If Trizec Properties is in default in respect of its obligations under the 2005 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain its REIT status.
Trizec Properties also has available an effective shelf registration statement under which it may offer and sell up to an aggregate amount of $750.0 million of common stock, preferred stock, depositary shares representing shares of its preferred stock and warrants exercisable for common stock or preferred stock. However, Trizec Properties’ ability to raise funds through sales of common stock, preferred stock, depositary shares representing shares of its preferred stock and common and preferred stock warrants is dependent upon, among other things, general market conditions for REITs, market perceptions about the company, the trading price of its stock and interest rates. The proceeds from the sale of shares of common stock, preferred stock, depositary shares representing shares of Trizec Properties’ preferred stock or common and preferred stock warrants, if any, would be used for general corporate purposes, which may include, among other things, the acquisition of additional properties or the repayment of outstanding indebtedness.
After dividend distributions, Trizec Properties’ remaining cash from operations may not be sufficient to allow it to retire all of its debt as it comes due. Accordingly, Trizec Properties may be required to refinance maturing debt or repay it utilizing proceeds from property dispositions or issuance of equity securities. Trizec Properties’ ability to refinance maturing debt will be dependent on its financial position, the cash flow it receives from its properties, the value of its properties, liquidity in the debt markets and general economic and real estate market conditions. There can be no assurance that such refinancing or proceeds will be available, or be available on economical terms, in the future.
Contractual Obligations
In conjunction with the disposition of Metropolitan Square, located in St. Louis, Missouri, as well as the repayment and retirement of the mortgage loans collateralized by 250 West Pratt Street, located in Baltimore, Maryland, and the Watergate Office Building, located in Washington, D.C., and certain variable interest rate commercial mortgage pass-through certificates, Trizec Properties is no longer liable for future mortgage obligations of approximately $145.9 million. No other material changes outside the ordinary course of business occurred affecting Trizec Properties’ contractual obligations during the nine months ended September 30, 2005.
Cash Flow Activity
At September 30, 2005, Trizec Properties had approximately $15.3 million in cash and cash equivalents as compared to approximately $194.3 million at December 31, 2004.
Operating Activities
Cash flows from operations depend primarily on cash generated from lease payments for leased spaces at Trizec Properties’ office properties. The change in cash flows from operating activities is primarily attributable to the factors discussed in the analysis of results of operations for the nine months ended September 30, 2005

TRIZEC CANADA INC.	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

compared to the nine months ended September 30, 2004 as well as the timing of Trizec Properties’ receipt of revenues and payment of expenses.
Investing Activities
Net cash used in and provided by investing activities reflects the net impact of the acquisitions and dispositions of certain properties and the ongoing impact of expenditures on tenant installation costs and capital expenditures.
Tenant Installation Costs
Trizec Properties’ office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. As noted above, the competitive office rental market, combined with sublet space inventory in Trizec Properties’ major markets, has continued the upward pressure on tenant installation costs. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant representatives. The following table reflects tenant installation costs for the total office portfolio owned at September 30, 2005 and for the total office portfolio owned at September 30, 2004. The square feet leased data in the table represents our pro rata owned share of square feet leased.

	For the nine months ended
	September 30,
	2005	2004
	(square feet in thousands)
Square feet leased
— new leasing	1,623	2,250
— renewal leasing	2,172	2,299
Total square feet leased	3,795	4,549
Tenant installation costs	$70.7	$84.8
Capital Expenditures
To maintain the quality of Trizec Properties’ properties and preserve competitiveness and long-term value, Trizec Properties pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the nine months ended September 30, 2005 and 2004, capital expenditures for the total office portfolio, was approximately $17.7 million and approximately $10.3 million, respectively. Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as asbestos abatement or removal costs, major mechanical attribute or system replacement, and redevelopment or reconstruction costs directly attributable to extending or preserving the useful life of the base building. Furthermore, as part of Trizec Properties’ office property acquisitions, Trizec Properties has routinely acquired and repositioned properties in their respective markets, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new leasing tenant inducement costs into consideration when negotiating our purchase price at the time of acquisition.

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Acquisitions
In April 2005, Trizec Properties acquired 1200 K Street, N.W., located in Washington, D.C., from an unrelated third party for approximately $194.3 million.
In July 2005, Trizec Properties acquired Figueroa at Wilshire, located in Los Angeles, California, from an unrelated third party for approximately $356.7 million. To finance a substantial portion of the purchase price of this acquisition, Trizec Properties borrowed approximately $302.0 million under its unsecured credit facility.
Dispositions
During the nine months ended September 30, 2005, Trizec Properties sold two office properties, generating net proceeds of approximately $236.6 million, or approximately $154.9 million after debt repayment.
Financing Activities
During the nine months ended September 30, 2005, Trizec Properties generated approximately $78.9 million in its financing activities due primarily to approximately $28.7 million released from an escrow established for repayment of the mortgage loan of 250 W. Pratt Street, located in Baltimore, Maryland, draws on the unsecured line of credit of approximately $323.0 million and proceeds of approximately $64.0 million from the issuance of its common stock. These proceeds were offset by approximately $81.1 million of principal repayments on mortgage debt, approximately $81.7 million of mortgage debt and other loans repaid upon property dispositions, approximately $77.0 million repaid on the unsecured line of credit and approximately $97.0 million in dividends paid to its stockholders.
During the nine months ended September 30, 2004, Trizec Properties used approximately $460.9 million in its financing activities, due primarily to approximately $856.3 million of principal repayments on mortgage debt, approximately $238.3 million of mortgage debt and other loans repaid upon property dispositions and approximately $6.9 million of financing fees related to the refinancing of certain mortgage debt and financing costs incurred in conjunction with our $750.0 million unsecured credit facility. Additionally, Trizec Properties incurred and paid approximately $3.8 million in settlement of forward rate contracts. Trizec Properties also paid approximately $93.8 million in dividends to its stockholders. These uses were partially offset by net proceeds from mortgage debt refinancings, net draws from its unsecured credit facility and proceeds from the issuance of its common stock.
Mortgage Debt, Other Loans and Unsecured Credit Facility
At September 30, 2005, Trizec Properties’ consolidated debt was approximately $2.7 billion.
Unsecured Credit Facility
Trizec Properties’ unsecured credit facility consists of a $600.0 million revolving component and a $150.0 million term component, bears interest at LIBOR plus a spread of 1.15% to 2.0% or at Base Rate (as defined in the credit facility) plus a spread of up to 0.75%, based on Trizec Properties’ total leverage, matures in June 2007 and is subject to a one-year extension (the “2004 Unsecured Credit Facility”). The financial covenants, as defined in the 2004 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 65.0% during year one, 62.5% during year two and 60.0% during year three; a requirement that the interest coverage ratio be greater than 2.0 times; a requirement that the fixed charge coverage ratio be greater than 1.5 times; and a requirement that the net worth be in excess of $1.5 billion. Trizec Properties’

TRIZEC CANADA INC.	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (defined in the 2004 Unsecured Credit Facility agreement). If Trizec Properties is in default in respect of our obligations under the 2004 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain REIT status. At September 30, 2005, Trizec Properties was in compliance with these financial covenants.
At September 30, 2005, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $612.5 million, of which $396.0 million was drawn and outstanding. At December 31, 2004, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $484.9 million, of which $150.0 million was drawn and outstanding. Certain conditions of the 2004 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time.
Early Debt Retirement
In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.01 million, comprised primarily of the write-off of unamortized deferred financing costs.
In July 2005, in conjunction with the sale of Metropolitan Square, located in St. Louis, Missouri, Trizec Properties repaid and retired the mortgage loan collateralized by such property. The mortgage loan had a principal balance of approximately $81.7 million, bore interest at a fixed rate of 7.05%, and was scheduled to mature in January 2008. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $5.2 million, comprised of a yield maintenance fee.
In September 2005, Trizec Properties repaid approximately $19.0 million of its variable interest rate commercial mortgage pass-through certificates primarily by drawing on its unsecured credit facility. The variable interest rate commercial mortgage pass-through certificates bore interest at a variable rate of LIBOR plus various spreads between 0.3785% and 0.5285% and were scheduled to mature in March 2008. In conjunction with the repayment of the variable interest rate commercial mortgage pass-through certificates, Trizec Properties recorded a loss on early debt retirement of approximately $0.08 million, comprised of the write-off of unamortized deferred financing costs.
In September 2005, Trizec Properties repaid and retired the mortgage loan collateralized by the Watergate Office Building, located in Washington, D.C. The mortgage loan had a principal balance of approximately $16.5 million, bore interest at a fixed rate of 8.02% and was scheduled to mature in February 2007. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.6 million, comprised of a yield maintenance fee.
Hedging Activities
At September 30, 2005 and December 31, 2004, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 5.60% and maturing on

TRIZEC CANADA INC.	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

March 15, 2008. For the three and nine months ended September 30, 2004, Trizec Properties recorded, through earnings, derivative losses of approximately $1.2 million and $2.7 million, respectively, representing the total ineffectiveness of Trizec Properties’ interest rate swap contracts. At September 30, 2005 and December 31, 2004, the debt hedged by the interest rate swap contracts was classified as fixed in the above table. The aggregate cost to unwind these interest rate swap contracts was approximately $4.0 million and $9.2 million at September 30, 2005 and December 31, 2004, respectively.
In September 2005, Trizec Properties entered into a forward rate swap contract in the notional amount of approximately $250.0 million, at a swap rate of 4.53%, to lock in a maximum interest rate on an anticipated refinancing of the mortgage loan on One New York Plaza, located in New York, New York. Trizec Properties expects to complete such refinancing in 2006. The forward rate swap contract was entered into at current market rates and, therefore, had no initial cost. The benefit to unwind this interest rate swap contract is approximately $5.4 million at September 30, 2005. Upon settlement of the swap contract, Trizec Properties may be obligated to pay the counterparty a settlement payment, or alternatively, Trizec Properties may be entitled to receive settlement proceeds from the counterparty. Any monies paid or received will be amortized to interest expense over the term of the refinanced mortgage loan.
Subsequent Events
In October 2005, Trizec Properties and the lenders under the 2004 Unsecured Credit Facility agreed to amend and restate the 2004 Unsecured Credit Facility (the “2005 Unsecured Credit Facility”). Among other things, the lenders agreed to convert the facility from a $600.0 million revolver component and a $150.0 million term component to a $750.0 million revolver, reduce the interest rate on borrowings and extend the term through October 2008. The 2005 Unsecured Credit Facility bears interest at LIBOR plus a spread of 0.95% to 1.65% based on Trizec Properties’ total leverage and matures in October 2008. The financial covenants, as defined in the 2005 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 60.0%; the requirement for the interest coverage ratio to be greater than 2.0 times; the requirement for the fixed charge coverage ratio to be greater than 1.5 times; and the requirement for the net worth to be in excess of $1.5 billion. These financial covenants also restrict dividends or distributions to no more than 90% of Trizec Properties’ funds from operations (as defined in the 2005 Unsecured Credit Facility agreement). If Trizec Properties is in default in respect of its obligations under the 2005 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain its REIT status.
In October 2005, Trizec Properties repaid and retired the mortgage loan collateralized by Sunrise Tech Park, located in Reston, Virginia. At September 30, 2005, the mortgage loan had a principal balance of approximately $22.5 million bore interest at a fixed rate of 6.75% and was scheduled to mature in January 2006.
In October 2005, Trizec Properties sold Watergate Office Building, located in Washington, D.C., which was designated as held for sale pursuant to CICA 3475 at September 30, 2005, for a gross sale price of approximately $86.5 million.
In October 2005, Trizec Properties sold Twinbrook Metro Plaza, located in Rockville, Maryland, which was designated as held for sale pursuant to CICA 3475 at September 30, 2005, for a gross sale price of approximately $52.0 million. In conjunction with the sale of Twinbrook Metro Plaza, Trizec Properties repaid and retired the mortgage loan collateralized by such property. At September 30, 2005, the mortgage loan had a principal balance of approximately $16.0 million, bore interest at a fixed rate of 6.65% and was scheduled to mature in September 2008.

TRIZEC CANADA INC.	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

In October 2005, Trizec Properties sold Beaumeade Corporate Park, located in Ashburn, Virginia, which was designated as held for sale pursuant to CICA 3475 at September 30, 2005, for a gross sale price of approximately $53.0 million.
In November 2005, a joint venture partnership between Trizec Properties and Principal Real Estate Investors acquired the Victor Building, located at 750 9th Street, N.W., Washington, D.C., for approximately $157.5 million. Trizec Properties and Principal Real Estate Investors each have an approximately 50% respective ownership position in the joint venture that acquired the property.

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TRIZEC CANADA THIRD QUARTER 2005	56

CORPORATE INFORMATION
COMPANY OVERVIEW
Trizec Canada Inc. is a Canadian corporation primarily engaged in the U.S. real estate business through its approximately 38% interest in Trizec Properties, Inc., a publicly-traded U.S. Real Estate Investment Trust. As of November 9, 2005, Trizec Properties has ownership interests in and manages a high-quality portfolio of 50 office properties totalling approximately 37 million square feet concentrated in the metropolitan areas of seven major U.S. cities. Trizec Canada is listed on the Toronto Stock Exchange under the symbol “TZC.SV” and Trizec Properties is listed on the New York Stock Exchange under the symbol “TRZ”. Under Canadian tax laws, Trizec Canada is a mutual fund corporation, which provides Canadian investors the opportunity to invest indirectly in Trizec Properties. Trizec Canada owns one share of Trizec Properties common stock for each outstanding Trizec Canada share and expects to pay the same quarterly dividend per share as Trizec Properties. A share of Trizec Canada is intended to be economically equivalent to a share of Trizec Properties common stock.
Stock Exchange Listing
Toronto
Trading Symbol
TZC.SV

Shares (millions)

Outstanding at September 30, 2005
Subordinate Voting	52.4
Multiple Voting	7.5

Total	59.9

Trizec Properties Common Stock indirectly owned:	59.9
Dividend
A quarterly dividend of US$0.20 per common share was paid on October 24, 2005 to shareholders of record at the close of business on October 7, 2005.
Transfer Agent
Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust Company, for information regarding their security holdings at:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
AnswerlineTM: (416) 643-5500
Toll free throughout North America:
(800) 387-0825
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com/investorinquiry
Investor Relations
Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Telephone: (416) 682-8600
Toll free within Canada and the United States:
(877) 239-7200
Facsimile: (416) 364-5491
E-mail: investor@trizeccanada.com
Web site: www.trizeccanada.com
Contact: Robert B. Wickham
               President
Please note that all materials that Trizec Canada Inc. disseminates to its shareholders, including both interim and annual financial statements, are available electronically either by choosing the SEDAR Filings’ button at www.trizeccanada.com or by following the Company Profiles to Trizec Canada Inc. at www.SEDAR.com.
Trizec Properties, Inc.
Telephone: (312) 798-6000
Toll free within Canada and the United States:
(800) 891-7017
E-mail: investor.relations@trz.com
Web site: www.trz.com
Contact: Dennis C. Fabro
          Senior Vice President, Investor Relations
FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are changes in national and local economic conditions, including those economic conditions in Trizec Properties’ seven core markets; the extent, duration and strength of any economic recovery in the United States; Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space; the extent of any bankruptcies and insolvencies of Trizec Properties’ tenants; Trizec Properties’ ability to sell its non-core office properties in a timely manner; Trizec Properties’ ability to acquire office properties selectively in its core markets; Trizec Properties’ ability to maintain real estate investment trust (“REIT”) qualification and changes to U.S. tax laws that affect REITs; Canadian tax laws that affect treatment of investment in U.S. real estate companies; the competitive environment in which Trizec Properties operates; the cost and availability of debt and equity financing to Trizec Properties; the effect of any impairment charges associated with changes in market conditions; Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts; other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the SEC; future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities; Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment; Trizec Properties’ ability to complete current and future development projects on time and on schedule; the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes; market conditions in existence at the time it sells assets; the possibility of change in law adverse to Trizec Canada; and joint venture and partnership risks. Such factors also include those set forth in more detail in the Risk Factors in Trizec Canada’s Annual Information Form dated March 22, 2005.

TRIZEC CANADA THIRD QUARTER 2005	57	CORPORATE INFORMATION

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